UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to _______________________

Commission file number _______________________

SUR AMERICAN GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

__Originally Incorporated in_ Manitoba, Canada, However Current Jurisdiction is Alberta, Canada _____
(Jurisdiction of incorporation or organization)

P.O. Box 16023, 1199 Lynn Valley Road, North Vancouver, B.C. CANADA V7J 3H2
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

26,801,063

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx Item 18 ___

Index to Exhibits on Page 76

SUR AMERICAN GOLD CORPORATION
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

TECHNICAL GLOSSARY AND ABBREVIATIONS

Adits:
Nearly horizontal passages from the surface by which a mine is entered and dewatered.

Aditing:
To construct an adit.

Ag:
Chemical symbol for silver.

Agglomerates:
Pyroclastic rocks of volcanic origin containing a predominance of rounded or sub angular fragments.

Alkaline:
Igneous rock in which the abundance of alkalies in relation to other constituents has impressed a distinctive mineralogical character; generally indicated by the presence of soda pyroxenes, soda amphiboles and or felspathoids.

Alluvial:
Transported and deposited by water.

Alteration systems, Altered:
Zone within which rock-forming minerals have been chemically changed, the changed rock.

Andesite, Andesitic Flows:
A volcanic rock composed of andesine and one or more mafic constituents.

Archipelago:
Any sea or broad sheet of water interspersed with many islands or with a group of islands; also, such a group of islands.

Argillic alteration, Argillization:
Refers to the product of alteration and infers a rock of high clay content.

Arkosic Wackes:
Sandstone of unsorted grain size in which more than 25% of the grains are feldspars.

Artisan Miners:
Local or native miners who win subsistence from processing alluvial material to recover gold.

Au:
Chemical symbol for gold.

Basaltic:
A rock formation formed of basalt, basalt is an extrusive volcanic rock composed primarily of plagioclase feldspar, pyroxene and other mafic minerals.

Base Metal:
Generally a metal inferior in value to the precious metals, eg copper, lead, zinc, nickel.

Belt:
A general term applied to a group of rocks and or a group of mineral deposits within a district.

Bornite:
A mineral Cu5FeS4 - sometimes called peacock copper ore, an important ore of copper.

Boulders:
A term for large rounded blocks of stone lying at the surface which have been transported to their location by natural means.

Breccia:
Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate.

Bulk Leach Extractable, BLEG:

Bulk Leach Extractable Gold, a semiquantitative measure of cyanide extractable gold contained in a sample.

Calc-Alkaline:
An alkaline rock containing calcium carbonate.

Carbonate:
Minerals containing calcium and or magnesium carbonate.

Chalcopyrite:
A mineral CuFeS2 - copper pyrites, an important ore of copper.

Chargeability:
A measurement commonly used in time-domain induced polarisation measurement.

Chromite:
A mineral of the spinel group. The principal ore of chromium.

Clastics:
Pertaining to rocks or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin.

Conglomerate:
A cemented clastic rock containing rounded fragments corresponding in their grade sizes to gravel or pebbles.

Copper:
A base metal.

Cretaceous:
A period of historical geological time between 66 and 131 million years before present.

Crop Out:
To be exposed at the surface; referring to rocks exposed at the surface.

Cross-Cuts:
Small passages or openings driven at right angles to the main entry or drives or across the course of a vein.

Crustal:
A portion of the earth's crust beneath an oceanic or continental region.

Crystalline:
Mineral with obvious crystal structure.

Cu:
Chemical symbol for copper.

Dacitic:
A rock formation formed of dacite, dacite is an equivalent of quartz diorite and is composed primarily of plagioclase feldspar, quartz, pyroxene and or hornblende with minor biotite.

Deposits:
An accumulation of potentially economic minerals.

Diamond Core Drilling:
Rotary drilling using diamond-impregnated bits, to produce a solid continuous core sample of the rock.

Dilatational:
A process of widening and pulling apart of an area of rock.

Diorite, Dioritic:
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.

Disseminated:
Fine particles of the ore mineral dispersed through the enclosing rock.

Drilling:
A method of obtaining sub surface rock samples using a rotary drill.

Drives:
Small passages or openings usually following the course of a vein.

Dykes:
Tabular intrusive bodies of igneous rock that cuts across bedding.

Epidote:
A mineral.

Eurasian Plates:
Portions of the earths crust beneath an oceanic or continental region, which move relative to other plates as a single unit. The Eurasian plate consists of parts of continental Asia and Europe.

Faults:
A fracture in rocks on which there has been movement on one of the sides relative to the other.

g/t:
Grams per tonne.

Galena:
A mineral PbS - the principal ore of lead.

Garnet:
A mineral.

Genetic:
Pertaining to relationships due to a common origin.

Geochemical:
Prospecting techniques that measure the content of certain metals in soils sediments and rocks and define anomalies for further testing.

Geological:
Pertaining to the study of the earth.

Geophysical Survey:
The exploration of an area in which the geophysical properties and relationships unique to an area are mapped by various geophysical methods.

Gold:
A metal.

Grass-Roots:
Term given to early stage mineral exploration.

Greywackes:
A type of sandstone marked by large detrital quartz and feldspars set in a prominent to dominant clay matrix.

Ha:
Hectare.

Haematite:
A mineral Fe2O3 - the principal ore of iron.

Induced Polarisation (IP):
A surface electrical technique of geophysical surveying.

Intercalated:
A sequence of differing rock layers.

Intrusions:
Bodies of igneous rocks that invade older rock.

IP Frequency Effect:
A measurement used induced polarisation geophysical techniques.

Iron:
A metal.

Keratophyre, Keratophyric Flows:
A name generally applied to all salic lavas and dyke rocks characterised by containing albite or albite oligoclase, chlorite, epidote and calcite.

Km:
Kilometre(s).

Landsat:
An unmanned satellite designed to provide multi-spectral imagery of the earth's surface.

Lead:
A base metal.

Lenses:
Bodies of rock thick in their centre and thin on their edges.

Limestone:
A sedimentary rock consisting chiefly of calcium carbonate.

Limy Siltstone:
A fine-grained clastic sedimentary rock containing a high content of calcium carbonate.

Low Sulphidation:
Refers to mineralising fluids with a low sulphur content.

M:
Million.

oz:
Troy ounces.

Magnetite:
A mineral - magnetic iron ore.

Manganese:
An element.

Measured Category:
A category defining a mineral resource according to the Australasian Code for Reporting of Mineral and Ore Reserves (The JORC Code) as prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Metallic:
Of or belonging to metals, containing metals, more particularly the metals that are the object of mining.

Metallurgical:
The application of the science of preparing metals from their ores.

Metamorphosed Greenstones:
Rocks that have been changed by low grade metamorphic processes and generally have a green colour due to green metamorphic minerals.

Metavolcanics:
Term applied to volcanic rocks that have been altered by metamorphic processes.

Microcrystalline:
Term applied where individual crystals can only be seen as such under the microscope.

Mineral Endowment:
Term applied to the amount of mineral content a region contains.

Minerals:
Naturally occurring elements or compounds.

Miocene:
A period of historical geological time between 5 and 23.5 million years before present.

Neogene:
A period of historical geological time between 1.8 and 23.5 million years before present.

Natural Resources:
Resources provided by nature.

Non-Metallic:
Resources with no metal content.

Oligocene:
A period of historical geological time between 23.5 and 37 million years before present.

Overprint:
An event superimposed on a previous event.

Pacific Rim:
The Circum-Pacific area where geologic forces have led to a continuous belt of volcanic and seismic activity.

Palaeogene:
A period of historical geological time between 23.5 and 66 million years before present.

Panned Concentrate:
The particles of greatest specific gravity which are retained after washing and agitating soils, sediments or crushed rock in a "pan".

Pervasive, Pervasively:
Refers to invasive alteration of rocks within an alteration system.

Peso, PhP:
The Philippine currency the Peso.

Plagioclase:
A mineral.

Pleistocene:
A period of historical geological time between 0.01 and 1.8 million years before present.

Pliocene:
A period of historical geological time between 1.8 and 5 million years before present.

Plutons, Plutonic:
Bodies of igneous rock that have formed beneath the earth's surface and their association.

Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to minerals in a porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.

ppm:
Parts per million.

Prospecting:
To explore areas for the existence of valuable minerals.

Prospects:
A geologic anomaly or area of known mineralization where further exploratory work is required to evaluate its economic potential.

Pyrite:
A mineral.

Pyroclastics:
A general term applied to detrital volcanic materials that have been explosively or aerially ejected from a volcanic vent.

Quartz:
A mineral.

Quartz-Diorite:
An igneous intrusive rock composed primarily of plagioclase, quartz, and hornblende or biotite or both.

Radarsat:
An unmanned satellite designed to provide spectral imagery of the earth's surface.

Residual:
Material remaining in place after processes of erosion has taken place.

Resistivity:
That factor of the resistance of a conductor, which depends upon the material and its physical condition. A measurement used in geophysical work.

Sandstone:
A medium grained sedimentary rock with a high content of quartz.

Sediments:
Rocks formed by transportation of particles by air water or ice.

Shale:
A fine-grained, clay rich laminated sedimentary rock.

Shear:
A planer zone of deformation.

Silicified:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.

Skarn:
A rock, often rich in calcium silicates, formed by contact metamorphism and or metasomatism and often host to mineral deposits.

Sluiced:
The product of the process of washing auriferous earth or sediments through long races or boxes provided with riffles and other gold saving devises.

Spur:
An offshoot to a major structure.

Spectrum Analysis:
An analytical method whereby a broad range of elements are analysed.

Sphalerite:
A mineral (Zn,Fe)S - the principal ore of zinc.

Stock, Stocks:
A body of plutonic rock that covers less than 40 square miles and has steep contacts.

Stockworking:
A solid mass of rock impregnated by small veins.

Stratabound:
Lying within a particular rock stratum.

Strike:
The direction or bearing of the outcrop of an inclined bed or structure on a level surface.

Structure, Structures:
The general disposition, attitude, arrangement or relative positions of rock masses in a region or area, also applied to faults.

Sulphidation:
Term applied to the amount of sulphur within a mineral and alteration system.

Sulphide:
A group of minerals in which one or more metals is found in combination with sulphur.

Surface trenching:
A prospecting method.

t 000’s:
Tonnes X 1000.

Tailings:
Those portions of washed ore that are regarded as too poor to be treated further.

Tectonic:
Relating to structural features.

Textures:
Geometrical aspects of the component particles of a rock, including size, shape and arrangement.

Thrust:
A reverse fault characterised by a low angle of inclination with reference to the horizontal plane.

Trenches:
A prospecting method.

Unconformable:
Where a time break in rock deposition or formation has occurred.

Vein Systems:
A group of narrow intrusive mineralised bodies.

Veinlets:
Very small veins.

Veins:
A narrow intrusive body.

Volcanic Flow Rock
Extrusive volcanic rock.

Volcanic Wackes:
A type of sediment, usually unsorted in character, derived from the product of volcanic activity and marked by large detrital quartz and feldspars set in a prominent to dominant clay matrix.

Volcanics:
General term given to rocks of volcanic origin.

Zinc:
A base metal.

INTRODUCTION

Sur American Gold Corporation was originally incorporated in the Canadian Province of Manitoba under the Canadian Companies Act. The Company has undergone several name changes and consolidations as well as changes in its reporting jurisdiction as described later in this statement. The latest name change to Sur American Gold Corporation occurred in 1995.

In this Registration Statement, the "Company", "we," "our" and "us" refers to Sur American Gold Corporation (unless the context otherwise requires). We have prepared this Registration Statement on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our Corporate Address is PO Box 16023, 1199 Lynn Valley Road, North Vancouver, B.C. CANADA V7J 3H2. Our telephone number is 604-904-8956.

BUSINESS OF SUR AMERICAN GOLD CORPORATION

The Company is in the business of acquiring and exploring natural resource properties. At present, the Company is involved in exploration work in the Republic of the Philippines. No known bodies of commercial ore or economic deposits have been established on any of the Company’s natural resource properties in which it is in the process of earning up to a 70% interest.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.    Directors
Table No. 1 lists, as of 2/02/2003, the names of the Directors of the Company.

Table No. 1
Directors

Name		Age	Date First Elected/Appointed

J. Rennie Blair	(2)	55	1994
Alicia Nicholson	(1) (3)	49	1994
Morris Beattie	(1) (4)	54	1997
Jerry Blackwell	(1) (5)	52	1997

(1) Member of Audit Committee.
(2) Business Address: PO Box 16023, 1199 Lynn Valley Rd. North Vancouver, B.C. V7J 3H2
(3) Business Address: As Above
(4) Business Address: 2955 W. 38th Avenue, Vancouver, B.C. V6N 3X2
(5) Business Address: P.O. Box 144, Lions Bay, B.C. V0N 2E0

1.A.2.    Senior Management
Table No. 2 lists, as of 2/02/2003, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

			Date of
			First
Name	Position	Age	Appointment

J. Rennie Blair (1)(3)	President/CEO	55	1994
Alicia Nicholson (2)(4)	Vice President, Secretary	49	1994

(1)	He spends 100% of his time on the affairs of the Company.
(2)	She spends 100% of her time on the affairs of the Company.
(3)	Business Address: c/o Sur American Gold Corporation PO Box 16023, 1199 Lynn Valley Road, North Vancouver, B.C. V7J 3H2
(4)	Business Address: c/o PO Box 16023 Sur American Gold Corporation 1199 Lynn Valley Road, North Vancouver, B.C. V7J 3H2

J. Rennie Blair’s business functions, as President/CEO, include: overall management of the Company including setting policy/procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts/agreements with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors. In addition, he manages the Company’s project development program, investor relations program and corporate finance efforts.

Alicia Nicholson’s business functions, as Corporate Secretary and Vice President-Finance include: insuring the Company’s compliance with all statutory and regulatory requirements and managing administrative functions at the corporate headquarters.

1.B. Advisors
The Company’s banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Muriel Pru’d Homme. The Company’s legal counsel is Gowling Lafleur Henderson located at 700 2nd Street S.W, Suite 1400, Calgary, Alberta T2P 4V5. The telephone number of the Company’s legal counsel is 403-298-1000 and the contact person is Gregory E. Peterson.

1.C. Auditors
The Company’s auditors for its financial statements for each of the preceding two years was D & H Group, Chartered Accountants. D & H Group is located at 1333 West Broadway, 10th Floor, Vancouver, B.C. CANADA V6H 4C1. D & H Group is licensed to practice in British Columbia by the Institute of Chartered Accountants of British Columbia.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3.    KEY INFORMATION.

3.A.1.    Selected Financial Data
3.A.2.    Selected Financial Data
The selected financial data of the Company for Fiscal 2001 and 2000, ended December 31st was derived from the financial statements of the Company which have been audited by D & H Group, Chartered Accountants, Independent Auditors, as indicated in their auditors report which is included elsewhere in this Registration Statement. The selected financial data set forth for Fiscal 1999, 1998 and Fiscal 1997 ended December 31st is derived from the Company's audited consolidated financial statements. It should also be noted that D&H Group audited the Company’s December 31, 2001 and 2000 consolidated financial statements. The December 31, 1999, 1998 and 1997 statements were audited by PriceWaterhouse Coopers.

The selected financial data at and for the nine-month periods ended 9/30/2002 and 9/30/2001 have been derived from the un-audited consolidated financial statements of the company, also included herein and, in the opinion of the Company, include all adjustments consisting of normally recurring adjustments necessary to present fairly the information set forth herein. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the Company for the full fiscal year ending December 31, 2002.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects to the periods presented with US GAAP, except as disclosed in a footnote to the consolidated financial statements.

(1)	Cumulative Net Loss since incorporation under USGAAP has been ($7,358,485)
(2)	a)	Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
	b)	Under SEC interpretation of US GAAP, all costs related to exploration stage properties are expensed in the period incurred.
	c)	Under US GAAP, contingently cancelable common shares would be excluded from the calculation of weighted average number of shares used to determine Loss Per Share.

3.A.3.    Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

December 2002		1.58	1.55	1.58
November 2002		1.59	1.55	1.57
October 2002		1.59	1.56	1.57
September 2002		1.59	1.55	1.58
August 2002		1.60	1.55	1.56
July 2002		1.59	1.51	1.57

Three Months Ended 12/31/02	1.57	1.59	1.55	1.58
Three Months Ended 9/30/02	1.58	1.60	1.51	1.59
Three Months Ended 6/30/02	1.54	1.60	1.51	1.52
Three Months Ended 3/31/02	1.60	1.61	1.58	1.60
Three Months Ended 12/31/01	1.58	1.60	1.56	1.59
Three Months Ended 9/30/01	1.55	1.58	1.51	1.58
Three Months Ended 6/30/01	1.54	1.58	1.51	1.52
Three Months Ended 3/31/01	1.53	1.58	1.49	1.58

Fiscal Year Ended 12/31/02	1.57	1.61	1.51	1.52
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/00	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/99	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/98	1.49	1.57	1.41	1.54

The exchange rate was 1.52 on January 24, 2003.

3.B.    Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2002. There have been no material changes since that date.

Table No. 5
Capitalization and Indebtedness
December 31, 2002

Shareholders’ Equity:
Common Shares, no par value;
Unlimited number of common shares authorized

26,801,063 common shares issued and outstanding	$6,573,394
Unissued Common Stock Subscribed	Nil
Retained Earnings (deficit)	$(7,358,485)
Net Stockholders’ Equity (Deficit)	$(779,552)
TOTAL CAPITALIZATION	$6,573,394

Stock Options Outstanding	1,250,000
Warrants Outstanding	1,100,000
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

3.C.    Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D.    Risk Factors

Unsuccessful Exploration Efforts By Sur American Gold Corporation Personnel Could Result In a Significant Negative Effect on the Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and this occurrence would have a significant negative effect on the Company.

Sur American Gold Corporation has No Reserves on the Properties in Which It Has an Interest:

The properties in which Sur American Gold Corporation has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off resulting in a significantly negative effect for the Company.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Sur American Gold Corporation Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Sur American Gold Corporation to forfeit its interests in one or more of its property interests. An event such as this would have a significant negative effect on the Company.

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of it. If a profitable market does not exist the Company could have to cease operations.

Sur American Gold Corporation Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity Instruments to Obtain Capital in Order to Sustain Operations:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss, according to U.S. Gaap, is ($7,358,485). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on Sur American Gold Corporation:

The current and anticipated future operations of the Company, including further exploration activities require permits from various governmental authorities in the Philippines. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits which Sur American Gold Corporation may require for construction of mining facilities and the conduct of mining operations (which may not occur) must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Sur American Gold Corporation to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There is the Possibility of Dilution to the Present and Prospective Shareholders of Sur American Gold Corporation:

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Sur American Gold Corporation currently has 1,250,000 share purchase options outstanding and 1,100,000-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 26,801,063 (as at December 31, 2002) to 29,151,063. This represents an increase of 5% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Sur American Gold Corporation and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. J. Rennie Blair. The Company has an employment contract with its President, Mr. J. Rennie Blair. Key man life insurance is not in place on Mr. Blair.

Sur American Gold Corporation Has Limited Financial Resources and Without the Addition of Additional Capital May Not Be Able to Continue in Operation

The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business. Current market conditions limit the Company’s ability to raise funds. If Sur American Gold Corporation is not able to raise additional funds in the next 12 months; the Company’s ability to continue in business is in doubt.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation continued in the province of Alberta and British Columbia under the Alberta Corporation Act. and the British Columbia Corporation Act. All of the Company's directors are residents of Canada, and all or a substantial portion of their assets are located outside of the United States. In addition, a portion of the Company's assets are located in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b)
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.    INFORMATION ON THE COMPANY

4.A.    History and Development of the Company

Introduction

The Company’s Corporate Address is PO BOX 16023,
1199 Lynn Valley Road, North Vancouver, B.C. CANADA V7J 3H2
Telephone: (604) 904-8956
Facsimile: (604) 904-8957
E-Mail: suramerican@telus.net
Website: www.surgold.com

The contact person in Vancouver is J. Rennie Blair, President.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the symbol "SUR”.

The Company has an unlimited number of common shares without par value authorized. At 12/31/01, the end of the Company's most recent fiscal year for which audited consolidated financial statements are available, there were 24,501,063 common shares issued and outstanding. As of Sept. 30, 2002, the end of the most recently completed fiscal quarter there were 26,801,063 common shares issued and outstanding.

History of the Company

The Company was initially incorporated in the Province of Manitoba under the Companies Act of Canada under the name Winnipeg River Tin Mines Limited. On March 28, 1967, the Company’s name was changed to Spacemaster Minerals Ltd. On September 30, 1969, the Company was extra-provincially registered in the province of British Columbia under section 286(1) of the Company Act of British Columbia. On September 13, 1974, the Company's name was again changed to Spacemaster Resources Limited. The Company was continued under the Canada Business Corporations Act by the filing of Articles of Continuance dated November 14, 1977. On April 9, 1986, the Company was extra-provincially registered in Alberta under the name, Spacemaster Resources Limited. On September 26, 1988, the name of the Company was again changed to Exmoor Oil & Gas Corporation. On January 22, 1990, the Company consolidated its issued and outstanding Common Shares on a 2 for 1 basis, such action being taken in connection with the acquisition by the Corporation of all the issued and outstanding shares of Koala Kreme Inc. in exchange for an aggregate 8,200,000 Common Shares together with options to purchase a further 1,000,000 Common Shares under the provisions of the Canada Business Corporations Act by the filing of Articles of Amendment. On November 9, 1990 the name of the Company was changed to Koala Kreme Inc.

The Company originally became a reporting issuer in the province of Alberta by receipt for a final Prospectus pursuant to section 117 of the Securities Act (Alberta). The common shares of the Company began trading on The Alberta

Stock Exchange (the "ASE") on February 16, 1990. On December 9, 1993, the shares of the Company were delisted from the ASE for failure to maintain continued listing requirements. By order dated July 8, 1993 (the "CTO"), the Alberta Securities Commission (the "ASC") ordered that trading in the Corporation's securities cease until further order or until the order is revoked, for failure to file financial statements for the year ended December 31, 1992 and the first quarter interim unaudited financial statements for the period ended March 31, 1993.

On or about June 3, 1994, agreements were entered into whereby, subject to all relevant regulatory approvals being obtained, a change in control would occur and new management would be approved.

On November 25, 1994, the Company held a Special and Annual Meeting of shareholders wherein shareholders approved a change of name from Koala Kreme Inc to Sur American Gold Corporation, a consolidation of the outstanding shares on a one-for-six basis and the acquisition of all the issued and outstanding shares of a private company 616695 Alberta Ltd in exchange for securities of the Company. 616695 Alberta Ltd was a private company holding mineral assets in Colombia, South America.

On March 29, 1995, a Certificate of Amendment was issued by Consumer and Corporate Affairs Canada wherein the Articles of the Corporation were amended by consolidating all the shares of the Corporation on the basis that each six shares became one share. On February 16, 1995, a Certificate of Amendment was issued by Consumer and Corporate Affairs Canada wherein the Articles of the Corporation were amended to change the name from Koala Kreme Inc. to Sur American Gold Corporation.

On May 31, 1995, the Corporation made an application to the ASE to re-list its common shares and submitted to the ASE, an application for listing and supporting documents including a geological report prepared in accordance with National Policy 2-A standards relating to the mineral claims described herein.

A certificate of extra-provincial name change was registered in Alberta on July 29,1996, to change the name from Koala Kreme Inc to Sur American Gold Corporation.

On October 17, 1996 , Sur American Gold Corporation was inter-provincially registered in the Province of British Columbia and a certificate of extra-provincial registration was issued by the Province of British Columbia under the Company Act on October 17,1996.

Between August of 1995 and April of 1996, 616695 Alberta Ltd. (the "Private Company") was active in pursuing further mining properties, responding to the ASE deficiencies and attending to various reorganization matters. The Corporation’s recommenced trading on the ASE on February 18, 1997.

On December 31, 1997 616695 Alberta Ltd was voluntarily dissolved under the Alberta Business Corporations Act.

Capital Expenditures

1997:	$1,370,540 for mineral property acquisition/exploration and capital assets

1998:	$1,277,553 for mineral property acquisition/exploration and capital assets

1999:	$ 307,689 for mineral property acquisition/exploration and capital assets

2000:	$ 66,258 for mineral property acquisition/exploration and capital assets

2001:	$ 100,140 for mineral property acquisition/exploration and capital assets

Business Overview
Sur American Gold Corporation is engaged in the acquisition and exploration of mineral resource properties. The Company currently owns four gold properties in Colombia; however, there is currently no exploration activity on any of these properties and management has no plans for further exploration in the foreseeable future. Each of these properties has been written down to a value of $1.00.

In August 2002, management of the Company announced that they had reached an agreement to acquire a 100% interest in Sabena Limited, an unlisted Australian Public Company. The TSX Venture Exchange determined, however, that this constituted a reverse takeover and halted trading in the Company’s stock for a period of about 7 weeks until the Company revised the agreement to a non- reverse takeover.

Accordingly on December 4, 2002, the Company announced that it had entered into an agreement with Eastern Corporation Limited (“Eastern”), an Australian Public Company, to earn up to a 70% interest in Sabena Limited (“Sabena”), a subsidiary of Eastern. Sabena owns or has agreements in place to acquire a group of gold and copper-gold exploration projects located in the Philippines. The terms of this agreement are summarized as follows:

1.
Sur American Gold Corporation (“SUR”) has an option to earn a 51% interest inSabena by spending $2 million in exploration on Sabena’s Philippines gold and copper-gold exploration projects over a two and a half year period and by issuing 5 million common shares of SUR to Eastern. The cost base of these shares is deemed to be $0.10 per share. The total value of the option is $2,500,000.

2.
The exploration programs during the initial two and a half year period are divided into three phases. Management of the Company expects that Phase 1 will cost approximately $250,000 and will commence when all approvals have been received (“commencement date”). This phase is expected to take about 6 months to complete. Further, management expects that Phase 2 will cost approx $600,000 and will take a further 6 months to complete and Phase 3 will cost $1.15 million and will take about 18 months to complete.

3.
The funds required for exploration will be advanced as required in order to fulfil all planned commitments and will earn SUR a pro-rata interest in Sabena. Such interest will be determined by adding the total moneys advanced for exploration plus the total value of SUR shares issued divided by $2.5 million, expressed as a percentage. A detailed budget for receipt of funds and expenditures will be created at the initial project management meeting closer to the “commencement date” of field programs.

4.	The Commencement date is that date that SUR has received all necessary approvals from the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange.

5.	The schedule for the planned issuance of the shares is as follows:

	a.	As soon as possible after the Commencement Date, the Company will issue to Eastern, 1.5 million common shares of the Company’s stock;
	b.	Following the completion of the Phase 1 exploration program the Company must issue to Eastern an additional 1 million common shares of the Company’s stock;
	c.	Following the completion of the Phase 2 exploration program the

Company must issue to Eastern an additional 1.5 million common shares of the Company’s stock; and, d. Following the completion of the Phase 3 exploration program the Company must issue to Eastern an additional 1 million common shares of the Company’s stock.

6.
SUR has the option to increase its interest in Sabena to 70% by the additional property expenditure of $2 million within 5 years of the Commencement Date. SUR will be granted shares in Sabena on a pro-rata basis as moneys are advanced for exploration expenditures. As with the initial field programs, a schedule for advancement of funds and detailed budgets will be agreed upon at the time by the management of the Company and the management of Eastern.

7.	SUR will have the right to negotiate an agreement to acquire the remaining 30% interest in Sabena. Terms and conditions of this agreement will be by mutual agreement of both parties.

8.	SUR will be the project operator during the term of this option.

9.
This agreement is subject to the receipt of all necessary regulatory, shareholder and board approvals, to the signing of a formal agreement and further due diligence with respect to Sabena’s financial statements and receipt of the updated legal status report.

10.	Eastern has the option to nominate two non-executive directors to the board of SUR at the next annual general meeting of SUR.

Plan of Operations
The Company had a working capital deficiency at September 30, 2002 of approximately $30,000. In order to fund the proposed Phase 1 work in the Philippines pertaining to the Company’s agreement with Eastern Corporation, management is planning a private placement financing in the amount of $500,000. By the terms of this financing, the Company is selling 5,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.15 during the first twelve months immediately following the closing of the financing and at a price of $0.20 per common share from the thirteenth month to the twenty-fourth month immediately following the closing of the financing.

At the time of writing (February 20, 2003) the Company had received all subscription funds for the above mentioned financing and had submitted all required documentation to the TSX Venture Exchange in order to receive Exchange approval for both the Agreement and the financing.

Management anticipates that a portion of Phase 1 of the exploration program required by the agreement with Eastern Corporation Limited will take place during Calendar 2003. Corporate general and administrative expenses typically average $290,000 annually. (Based on expenses incurred during Fiscal 2001 and the first nine months of Fiscal 2000.)

Since the Company has raised $500,000, expenses totaling $210,000 can be met without raising additional capital. Management does, however, intend to raise additional capital during calendar 2003 through the exercise of the share purchase warrants associated with the planned financing.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2001:
$99,233 of the Company’s assets were located in United States;

$73,680 of the Company’s assets were located in Canada; and,
$31,685 of the Company’s assets were located in Colombia.

At 12/31/2000:
$259,617 of the Company’s assets were located in the United States;
$83,549 of the Company’s assets were located in Canada; and,
$1,813,262 of the Company’s assets were located in Colombia.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations
--- No Disclosure Necessary ---

4.C.    Organization Structure
The Company is not part of a “group” and has no significant subsidiaries.

4.D.    Property, Plant and Equipment
The Company’s Corporate address is PO Box 16023, 1199 Lynn Valley Road, North Vancouver, B.C. CANADA V7J 3H2. The Company began occupying its current offices in January 2000. Monthly rent is $2,500.00 and the lease is month by month.

Mineral Property Interests

PROPERTY REPORTS-PHILIPPINES

NOTE: THE BULK OF INFORMATION INCLUDED IN THE FOLLOWING DESCRIPTIONS HAS BEEN OBTAINED FROM AN INDEPENDENT TECHNICAL REPORT DATED 23rd DECEMBER 2002 AND PREPARED FOR SUR AMERICAN GOLD CORPORATION BY INDEPENDENT GEOLOGICAL CONSULTANT MR IAN COOPER(“COOPER”) B.Sc,. ARSM., FGS., M.Aus.IMM

THIS REPORT HAS BEEN INDEPENDENTLY FILED BY THE COMPANY ON SEDAR AND SHOULD BE REFERENCED TO PROVIDE COMPLETE INFORMATION ON THESE PROJECTS. A CONSENT TO USE PORTIONS OF THIS REPORT HAS BEEN RECEIVED BY MR COOPER AND IS INCLUDED AS AN ATTACHMENT TO THIS REGISTRATION STATEMENT.

SABENA LIMITED GROUP OF PROPERTIES

The Sabena Limited Group (or “Sabena Group”) of Properties are located in the Compostela Valley Province, on the eastern side of Mindanao Island, approx 90km north east of Davao City in the Republic of the Philippines. The area is centred on approximately Latitude 7º 29’ North and Longitude 126º 8’ East. For location see Figure 1.

The Group of Properties consists of one granted Exploration Permit (EP) and two Exploration Permit Applications (EPA) and agreements with surrounding tenure holders to expand the exploration areas as presented in Tables 1 and 2 below.

TABLE 1

EXPLORATION PERMIT 000001-00-XI
Project Name	Approval Number	Area Existing (Ha)	Agreements for Possible	Total Area (Ha)

			Expansion (Ha)
Panag Gold Project	000001-00 - XI	2,170.00
Agreements			2,450.00
Total Area				4,620.00

TABLE 2

APPLICATION FOR EXPLORATION PERMITS EPA XI-063 and EPA XI-080
Project Name	Application Number	Area Existing (Ha)	Possible Expansion (Ha)	Total (Ha)
Sabena Limited Project Tagpura, Ma- angob, Kalamatan, Batoto, Surigaonon	EPA XI- 063	7,776.0 0	3,000.00	10,776.00
Andili	EPA XI- 080	1,336.5 0	2,187.00	3,523.50
Total		9,112.5 0	5,187.00	14,299.50

As background to the a Farm-In Agreement that Sur American Gold Corporation has with Eastern Corporation Limited (“Eastern”), Eastern’s subsidiary Sabena has entered into a Mineral Processing Option Agreement with Philco Mining Corporation Inc. (“Philco”), a private Philippines corporation, to secure for Sabena a 100% economic interest of the “Sabena Project”. That agreement is dated 20th July 2000, by virtue of which Philco has granted Sabena an irrevocable and exclusive option to enter into a mineral processing agreement in respect of the right to process the ore from the Philco projects. The parties agreed that the mineral processing agreement shall provide, among others, that both shall agree upon a fee or royalty to be paid by Sabena to Philco in an amount not greater than one half of one percent (0.5%) of the gross revenue earned from operations. The parties likewise agreed to provide that the net revenues earned from processing and mining operations in the project areas shall pertain solely to Sabena.

Please note that the term Sabena Group of Properties refers to a contiguous group of properties in Compostela Valley Province in Eastern Mindanao Island. Sabena also owns a 50% interest in the T’Boli Property which is located in South Cotatabo Province about 200km south west of the Sabena Project area. Please refer to the attached figures.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Sabena Group of Properties is via the National Highway and the area is located approx 90km northeast of Davao City, an International gateway to Mindanao. The properties are serviced locally by well maintained all weather sealed and unsealed roads.

Climate of the project area is tropical and influenced by an equatorial weather regime. Thus the project area receives rain throughout the year although March to July is relatively dry. For most of the year temperatures are within the range of 20 to 360C and the humidity is high.

The project area is centered on the regional center of the Compostela Valley Province and the coastal city of Tagum being located within 30km of the project area providing a center for supply of services to medium and small scale mining operations in the region.

Infrastructure is well serviced in the project area with well maintained sealed and unsealed roads throughout the region and grid power supply being available to the project area.

HISTORY

The area has been unexplored for 20 years and, in addition to known mineralization, is considered highly prospective for the discovery of new deposits. Recent “low key” exploration by Philco has discovered several previously unreported alteration systems and vein systems.

In this region of Mindanao Island, Palaeogene metavolcanics and unconformable Miocene sediments are the common country rocks while calc-alkaline to alkaline plutons intrude into the metavolcanics. The geological setting of the Sabena Limited to King King gold-copper porphyry belt is shown on Figure 2.

Locally at Sabena Group of Properties (Figure 3) are altered volcanic rocks and quartz diorite. Andesite dykes cut both rock types. Mineralization tends to occur on or near the quartz diorite contact. There is some suggestion in available literature that skarn type mineralization occurs. Alteration includes intense silicification and stockwork silicification with pervasive argillization. Field observations by Cooper at Tagpura indicates that an epithermal overprint of the porphyry system has occurred.

DEPOSIT TYPES COMPRISING THE SABENA LIMITED PROJECT

Panag EP 000001-00-XI

History - Exploration and Mining

In the early 1980’s the area was a centre of small-scale high-grading mining activities. Evidence of this past activity still exist today, as observed by Cooper, including aditing along gold bearing quartz veins, trenches and pits dug for alluvial gold. Apex Mining Co and Surigao Consolidated Mining Co during the late 1980’s initiated limited exploration activities including geological and geochemical surveys. That work was supplemented by trenching and the creation of short adits.

Geology

The Panag EP is located at the apex of a structurally controlled triangle, which sharply defines the northern boundary of the Amacan-Masara-Sabena Limited Copper-Gold Mineral District. The structure is part of the northern most spar of the Mainit Fault Block, which extends southwards to the Amacan, Masara and Hijo mineral deposits. A prominent feature of the prospect is a low ridge rising out of the flat alluvial plain of the Compostela and New Bataan districts.

The project area is underlain chiefly by volcanic flow rock intruded by dioritic and dacitic stocks and dykes. Philco have been carrying out a programme of reconnaissance mapping and prospecting within the tenement. This work has led to the discovery of a quartz vein system mapped out over a strike of approximately 1.5km within a 2.5 km by 12 km. corridor of possible gold mineralization that extends from Panag to Batoto (Figure 6). A diorite intrusion hosting extensive argillic alteration has been discovered and volcanics in contact with the diorite have also been altered. Historically alluvial gold was won, from the creeks that drain the area, by small-scale miners.

Mineralization

The exploration target in the Panag EP is a porphyry related epithermal gold-silver system.

The Panag Project is located at the periphery of known porphyry gold-copper mineralization (Tagpura, Ma-angob, Kalamatan) and epithermal style mineralization (Batoto veins) within this district of south east Mindanao which hosts known world class deposits such as Diwalwal (epithermal) and King King (porphyry). Literature and observations at many locations indicate that there is a genetic association between porphyry and epithermal systems and as such the prospectivity for new mineral discoveries being made within the project area based on the use of modern geological techniques and application of conceptual target models is high.

Exploration

Fieldwork carried out by Philco has discovered zones of alteration and veining. In addition to the alteration as mentioned, Philco have discovered and mapped an area of intense red clay alteration at the headwaters of the drainage where most of the alluvial mining took place.

Recent panned concentrate sampling (550 samples, including 203 rock samples), by Philco , of gullies and base of slopes below areas of alteration, mapped structures and veins have indicated, by showing visible gold in the concentrate (Fig 6), prime targets for the source of alluvial gold which was historically won by small-scale miners. Overall the alteration system has been traced, by mapping and prospecting, over an area (to date) of some 600 metres by 2500 metres. Figure 6 shows the location of groupings of anomalous samples, those groups which are shedding from areas of known alteration and veining indicate prime exploration targets. Exploration has identified that the northern most and the northeastern most sectors are at the northern periphery of the diorite intrusive and is dominated by thin dioritic dykes intruding into the host volcanics or diorite with large blocks of undigested volcanic xenoliths. These were temporarily called dyke swarm zones that are mostly located at the peripheries of the small diorite stocks Two areas of mineralization had been observed in these dyke swarm zones

  A 300 meter wide quartz veinlets zone at Batinao
  A gold rich north trending epithermal white quartz vein 2 – 3 meters wide with 5 to 15 meters wide altered hangingwall traceable along its strike length for 500 meters at Balajadia, Panag The gold veins display moderate to abundant powder gold when pulverised.

The western sector is covered by late dacitic pyroclastics some ten meters thick at topographic lows. But windows of the older volcanics are seen along creeks where substantial gold flakes in pan concentrates were observed.

The alteration system at Panag appears to be porphyry related, low sulphidation with epithermal characteristics.

Limited modern geological work conducted to date by Philco has been highly successful in identifying prospective target zones for mineralization. Cooper considers that the application of further modern exploration techniques and systematic exploration to this area should enable further targets for mineralization to be generated within this highly prospective area.

Sabena Limited EPA XI-063

History - Exploration and Mining

The original tenement claims of the Sabena Group of Properties were first registered during the period 1962 to 1963 Exploration and evaluation was conducted from the late 60’s to early 70’s and by 1976 Sabena Mining Corporation (“SMC”)-(no relation to Sabena Limited) had drilled some 24,000 metres of diamond core drilling and had excavated some 12,000 metres of adits, drives and cross-cuts into the three close by deposits (Tagpura, Ma-angob and Kalamatan).

SMC committed in 1976 to development of the project with a plan to construct a 10,000 tonnes per day processing plant, construction and mining commenced with the first test run of the mill on 16th November 1978 and the project was inaugurated on 17th March 1979. Production ceased during 1981, attributed by SMC to rising oil prices and depressed copper prices. Reports indicate that metal production during the period of operation of the mine were as shown in Table 4 below.

TABLE 4

Metal	1979	1980

Copper	4.490	8,160
(tonnes)
Gold	3,478	6,108
(ounces)
Silver	24,367	37,488
(ounces)

In 1980 SMC discovered the Batoto Gold Prospect and made further gold discoveries in 1981 called Surigaonon and Tarale (Figure 3) only a small portion of the Tarale Prospect is located within the Sabena Limited EPA.

Sometime in 1981 SMC assembled, from existing processing equipment, a 500 t/d gold processing plant and processed, between August 1981 and January 1982, approximately 80,000 tonnes of ore from a small open cut at the Batoto prospect. The ore was reported to have a gold grade of 4 to 5 g/t.

Geology

The oldest rock units in the Sabena Group of Properties are basic volcanic rocks which have been metamorphosed into greenstones, these rocks are separated structurally from the mineralised rocks by a north east trending shear zone located to the west of Kalamatan and Ma-angob. Diorite is intruded in places along the structure.

A volcanic sequence, hosting the mineralization, consists of intercalated volcanic wackes, arkosic wackes, keratophyre, andesitic flows (with associated lenses of limy siltstone, shale and possibly limestone that has been altered to skarn). Above this sequence is a volcanic sequence consisting predominantly of keratophyric flows, andesitic flows and andesitic agglomerates. These rocks are generally weakly altered.

Overlying unconformably above the agglomerates and the sequence hosting the mineralization are Miocene clastics and limestones.

West of the Agusan River in the Batoto and Surigaonon prospect areas, the Maragusan quartz-diorite stock intrudes a sequence mainly of basaltic to andesitic flows and pyroclastics. Later fine-grained dacitic and andesitic rocks intrude these sequences.

The Batoto and Surigaonon prospects are both located on a northwesterly trending structural zone (Figure 3).

Mineralization

Historical exploration and evaluation by previous explorer SMC discovered and evaluated mineralization in five deposits within the area of the Sabena Limited EPA. The Tagpura, Ma-angob and Kalamatan deposits are porphyry style deposits containing copper- gold mineralization while the Batoto and Surigaonon deposits are gold dominated and show the characteristics of epithermal style of mineralization.

Tagpura, Ma-angob and Kalamatan

These deposits (Figures 3 and 5) formed the core asset of the old SMC mining operation with mining having been carried out for about two years from the Tagpura deposit.

Primary mineralization in the Tagpura and Ma-angob deposits consists of magnetite, haematite, chalcopyrite and pyrite, which is associated with garnet and epidote. Reports indicate that the mineralization is characterised by massive, narrow stratabound lenses within sediments intercalated with volcanics. Magnetite and chalcopyrite lenses of mineralization are constrained within envelopes of skarn style alteration of varying thickness and intensity.

Mineralization at the Kalamatan deposit consists of disseminated grains of chalcopyrite with some bornite disseminations and as stockworks and fracture fillings of chalcopyrite and pyrite with quartz .

Exploration and Drilling

Extensive exploration and evaluation was carried out by SMC at the three deposits up to at least 1976.

At the Tagpura deposit data shows 35 vertical and 9 inclined diamond drill holes were completed in a systematic pattern and two adits with associated cross cuts were also driven into the deposit. Mineralization occurs in both altered intrusive diorite and as replacement of sediments intercalated with volcanics, which are in contact with the intrusion.

At the Ma-angob deposit, adits with their associated cross cuts and at least 24 diamond drill holes were completed. Ma-angob is described as being similar to the mineralization at the Tagpura deposit.

The Kalamatan deposit was also systematically explored with available drill sections and plans showing 30 diamond drill holes and six adits on at least three levels. Inspection of the site by Cooper indicated that the adits are in reasonable condition and could be made safe for future sampling activities.

BATOTO

Mineralization

Mineralization at the Batoto prospect is associated with intense alteration and stockworking of quartz veins, which occurs in quartz-hornblende diorite, part of the Maragusan quartz-diorite stock, which intrudes a sequence mainly of basaltic to andesitic flows and pyroclastics.

The gold bearing veins occur over an area of approximately 750m by 150m (Figure 4). Cooper observed fine grained andesitic dykes in the area of the Batoto prospect which have similar trends to the mineralised quartz stockworking, emplacement of both events may be associated and be localised by structural control. The trend of the gold bearing veins is northeast, north south and east west. A major north westerly trending structure (Figure 3) may have provided the dilatational fracturing and structural preparation for the emplacement of the andesitic dykes and gold bearing quartz stockworking and alteration.

The veins are comprised of massive to crystalline quartz in sugary textured quartz clay altered diorite. The veins are up to 10m wide with stockwork quartz veins to widths of 1mm (Cooper counted quartz vein density at several localities of plus 80 veins per metre with combined widths of plus 50% of the measured interval). The major veins show 5 veins over 2m thick) contain 2% to 5% pyrite with traces of chalcopyrite sphalerite and galena. The “Main Vein” is exposed in a small open cut and is observed to be about 10m thick at that location.

Between the veins the diorite is altered and quartz stockworked with veins and veinlets of millimetre to centimetre thicknesses. At the surface relics of fine sulphides are observed within a white sugary textured plagioclase quartz rock, which is pervasively altered.

Exploration

SMC discovered the prospect in April 1980. They explored the area using systematic trenching and road cut sampling (7,000m sampled) and adits and cross cuts (400m). They also carried out limited drilling (328m), apparently diamond core drilling was not successful because of the small diameter of the core and sampling was not carried out. The sampling of trenches, road-cuts, adits and crosscuts included 787 samples (Batoto map ); the average for all the samples was 1.7 ppm Au. The vertical extent of the gold mineralization is demonstrated at the deposit (at the surface) with the mineralization occurring on the 500 metre contour through to the 700 metre contour (ie 200 metres demonstrated vertical extent).

SURIGAONON

Mineralization

The Surigaonon prospect is located structurally on a set of northwesterly trending structures, which may also control the Batoto Deposit (Figure 3). The prospect is located about 2 km north west of Batoto. At Surigaonon Prospect are a number of quartz veins hosted in altered volcanics and sediments.

Andili EPA XI-080

Geology

The Andili EPA is located close to the western splay of the Philippine Fault and on the western side of the Amacan-Masara-Sabena Limited Copper Gold Mineral District and is 12km from the Mainit geothermal Hot Springs which are located to the north of the EPA (Figure 2). Structure in the EPA is dominated by several close spaced thrust style faults. Basement rocks consisting of Cretaceous to Palaeogene greywackes and metamorphosed shale intercalated with intermediate to basic volcanics crop out on the western side of the EPA they are overlain eastwards by Oligocene to Miocene aged conglomerate sandstone and shale associated with basic to intermediate flows and pyroclastics. Structurally placed, by thrust style faults, above these are massive, sometimes recrystallised limestones of Oligocene to Miocene age. To the east and south of the EPA intrusive quartz diorite, granodiorite and diorite porphyry complexes of Neogene age occur, these units being the host for several porphyry and epithermal gold and copper deposits.

History - Exploration and Mining

The Andili EPA is located some 15km to the west of the Sabena Limited and Panag areas (Figure 2). The area adjoins a small scale mining operation, which is exploiting gold bearing soils, which appear to overlie a significant zone of primary mineralization. The north south trending structure which appears to control the mineralization trends into the Philco application, approx 2 km to the south of the small scale mining operation.

Mineralization

At the small mining operation, manganese clays (the product of chemical weathering of underlying mineralised limestone / alteration) being bagged by spade from several pits, measuring about 300 metres by 50 metres. Residual boulders of altered and pervasively silicified limestone occur throughout the black gold bearing clays. Several structures with breccia occur. The gold zone is reported to be about 100 metres wide (in an adit previously sampled), with primary grades of the order of 1.5 g/t Au. The mineralization is associated with lead, zinc and manganese.

In the area to the north of Philco’s EPA, examination of aerial stereo photographs by Philco geologists show that possibly three parallel structures occur. These structures are traceable for almost 2kms along strike. Local small-scale prospectors have indicated the possibility of further zones of similar gold mineralization 1km north and 500 metres south of their small-scale mining operation.

Bulldozers, near the area of the small operation, have exposed two structures for 250 metres. Initial mining operations exposed two sub-parallel, 10-40m wide manganiferous zones, showing low to medium grade gold distribution. Philco geologists report that sampling of two pits averaged 8g/t Au for channel samples while a third pit averaged 5.5g/t Au. Channel samples on the silicified brecciated limestone averaged 11g/t Au.

T'BOLI GROUP OF PROPERTIES

PROPERTY DESCRIPTION, LOCATION AND OWNERSHIP

The T'Boli Group of Properties are located approx 130km southwest of Davao City and 40km northwest of General Santos City on the island of Mindanao in the Republic of the Philippines and is centred on approximately Latitude 6º 13’ North and Longitude 124º 49’ East. For location see Fig 1. The project is accessed from the poblacion (township) of T'Boli. Access to the area is via excellent paved road from General Santos City through the towns of Koronadal and Surallah and then to T'Boli.

Tenure

The T'Boli Group of Properties (Fig 7) as presented in Table 5 below consists of:

TABLE 5

Name	Tenement	Area (has.)	Date Granted

TMC Area	MPSA 090-97-XI	98.20	November 1997
	84

Holon Area	MPSA	2790.86	Application
	Application
	MPSA -51- XI

Tagabili	AEP - 94	3986.00	Application
(T'Boli)
Reservation

Maughan/Malibato	AEP - 90	5973.00	Application

Eastern has earned a 50% interest in the T’Boli Group of Properties,and transferred this ownership to Sabena on 12 July 2000.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Grid electricity is available throughout the area, including the T'Boli Gold project site. The area being in the tropical belt is well watered in part due to the rain trapping effect of the backdrop of the Cotabato Cordillera, which rises to 2,083 metres at Mt Busa. In the T'Boli area local relief is 300 to 500 metres with dendritic style drainage pattern shedding to the northwest.

Regional Geology

The T'Boli project and environs are located near the flanks of the dormant and extensively eroded Mt Parker volcano, an andesite affinity eruptive centre of Plio-Pleistocene age on the Cretaceous to Tertiary Cotabato Magmatic Arc, a structure trending northwest through the southern portion of Mindanao Island. Vulcanism in the region is developed above an active subduction zone with the Celebes Plate being subducted in the Cotabato Trench on the southwestern margin of the island. Structural trends in the region are northwesterly paralleling the major fault structure, the 'Southern Cotabato Cordillera Fault'; a basin and range style of terrain is observed due to movement along the various step and traverse faults.

Local Geology

The immediate T'Boli project area is underlain by dacitic to andesitic, locally basaltic, agglomerates, tuffs and flows of the Mt Parker volcano, intruded by high level dacite porphyry of the Malibato Intrusive. The geology of the immediate T'Boli area is shown on Fig 8. The main focus of exploration interest is the structural corridor defined by the northwesterly trending Kematu and Desawu Faults. This fault corridor marks the southern margin of the Malibato Intrusive and is made up of a complex of high level dacite porphyry and tuffaceous material. A system of en echelon structural zones striking east - west cuts through both the porphyry and tuffs. These structures appear to be confined by the northwest trending Kematu and Desawu Faults and may represent the main pathways for upward movement of fluids in the late stages of the evolution of the volcanic system. An interpretation of the ground magnetics shows much more variation in the geology than is indicated on the geological map, numerous linear features in the magnetic data are quite well defined and probably represent faults.

Two major zones of alteration have been identified so far, the T'Boli Zone which runs through the main workings from east to west and the Lam Asam Zone which passes through Blangas to the Lam Asam area of workings (Fig 8).

The T'Boli Zone is centred on a high grade epithermal stockwork vein system. This epithermal gold/silver system is thought to be of the carbonate base metal hot spring style. At least three main high grade veins are located in the two stockwork zones (South Vein Set and North Vein Set) each with their associated mineralised alteration envelope. When gold was first discovered at T'Boli in the late 1980's local miners worked, by hand, high grade veins from the surface over a strike of about 1000 metres.

At the T'Boli Zone the main direction of the veins and faults is east-west with dips varying from steep north to steep south. Figure 9 shows the location of many of the shafts worked by the small scale miners and there is a clear concentration of workings along the mapped contact zone between the tuff and dacite porphyry. This contact, which may be fault controlled, is inferred as providing an important locus for the flow of mineralising fluids and mineralization which is known, from sub-surface exploration data, to be associated with the contact to at least 300 metres below the surface.

The exact nature of the "tuffaceous" rocks is uncertain at this stage of exploration. In many samples it exhibits features of an intrusive breccia with all gradations from clast supported matrix to milled matrix while in other samples it gives the appearance of an air fall tuff. The unit may represent a diatreme breccia associated with a volcanic vent, which has been removed by later erosion or a fault controlled block of tuff. The exact origin of the material is not of as vital importance as the contracting competency between it and adjacent porphyry which has been very important in localising of fluid flows and mineralising events.

DEPOSIT TYPES

T'Boli is an epithermal vein and stockwork system carrying gold and silver and is thought to be of the carbonate base metal hot spring style. In carbonate base metal hot spring style systems gold is associated with basemetal introduction and is silver rich, these systems are regarded as developing at intermediate levels between porphyry and shallow epithermal systems.

Carbonate base metal hot spring style systems are known throughout the SW Pacific and this class of mineralization includes Acupan, Porgera, Wau, Kelian, Mt Kare and Gold Ridge..

MINERALIZATION

A structural corridor between the Kematu and Desawu faults is the main focus of exploration interest where two main zones of alteration and gold mineralization have been identified, referred to as the T'Boli Zone and Lam Asam Zone. The mineralised zones are hosted in a complex of high level dacite porphyry and tuffaceous material. To date, detailed exploration has been confined to the T'Boli zone. Structural control of veins and faults trend easterly with structures dipping steeply both to the north and south. Three high grade veins are hosted in two stockwork zones referred to as the South Vein Set and the North Vein Set (Fig 9).

The South Vein Set is hosted in tuff, close to the contact with the porphyry in an area of more intense alteration associated with disseminated pyrite. Veining is complex and gold is also disseminated in the host rocks. Small scale mining activity has been concentrated in rich veins along this diffuse contact between dacite porphyry and the tuff. The vein set can be traced over a strike length of some 700 metres with widths of at least 30 metres.

The North Vein Set, bifurcates into North A and North B veins and is hosted in competent altered dacite porphyry that is less altered and pyrite mineralised than the South Vein Set. Gold is commonly contained in discrete veins a few cm to 50 cm thick. Intervening rock is generally weakly mineralised. The North A vein set is approx 10 metres wide and has been traced over a strike length of 400m. The North B set has been traced for 800m at and average width of 30m (Fig 10 and 11).

Extensive zones of low grade gold mineralization occur in the vein systems with bonanza grades occurring in narrow shoots in the South Vein Set (Fig 10). Gold is associated with silver, including silver tellurides. Silver varies in its ratio to gold according to factors, and is of economic interest.

Four other vein sets have been identified, North Veins C, D, E & F, to the north (Fig 9). Their location is identified by numerous small scale workings and have been mapped only on a reconnaissance basis.

EXPLORATION

The first modern exploration in the T'Boli area was conducted between 1994 –1996. The work consisted of rock sampling, soil geochemistry, stream sediment sampling, mapping, ground magnetics and trenching,and consisted of: soil and rock chip sampling, pan concentrate sampling, ground magnetic surveying and diamond core drilling.

Eastern's exploration included:

  Site map preparation using photogrammetric techniques.
  Drilling and channel sampling of the main workings.
  Accurate survey by licensed surveyor of drill collars, adit collars and underground surveys of major tunnels.
  Resource estimations.
  Preliminary metallurgy.
  Re-interpretation of the earlier ground magnetic surveys.

  Further soil sampling (ridge and spur) and interpretation of earlier geochemical work.
  Minor regional exploration. Eastern carried out some regional exploration but concentrated most of their work on the T’Boli gold zone.
  Adit mapping, channel sampling and positioning of many of the small scale local workings was carried out in a systematic manner.

DRILLING

Eastern has completed a first phase of drilling of 23 diamond holes for 7,050m. Core size used in the programme was HQ, PQ and NQ size core all using triple tube core recovery system. Core recovery was excellent except for a few of the early holes. For surface drilling, PQ was used for the first 100 m, HQ to 250 m and NQ beyond that, underground holes were collared HQ and completed in NQ.

Some of the better drilling intersections as shown on Fig 10 and 11 are given below.

TD022 4m at 5.3 g/t Au (including 1 m at 17.9 g/t Au
TD018 8 m at 4.5 g/t Au (including 3 m at 10.5 g/t Au
TD001 16 m at 2.4 g/t Au (including 2 m at 7.1 g/t Au
TD008 12 m at 7.1 g/t Au (including 4 m at 18.7 g/t Au
TD003 4 m at 13.4 g/t Au and 8 m at 15.2 g/t Au
TD006 10 m at 3.6 g/t Au (including 5 m at 6.0 g/t Au

MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary bottle roll tests were carried out by ALS on four samples from the T’Boli Main Zone and a sample from Lam Asam. Recoveries ranged from 60% to 100%.

Eastern commissioned Queensland based, Hydrometallurgical Research Laboratories (HRL) in May 1998, to evaluate the potential for gold and silver recovery on a series of composite samples from T’Boli. Cyanidation and gravity concentration testwork was conducted on five composite samples, which were made up from approximately 175 drill and tunnel sample intervals, these comprised:

Composite 1 - North Vein A
Composite 2 - North Vein A and B
Composite 3 - South Vein
Composite 4 - North Vein A. High silver.
Composite 5 - North Vein B

HRL found that the samples were generally amenable to cyanidation with gold extractions of 95-98% achieved for four of the five composite samples. Composite 3 exhibited a lower recovery at 60%. This composite was from deeper in the deposit and contained sulphides, which appeared to have locked up the gold. Silver recoveries from the four lower grade composites were good while recovery from the higher grade Composite 4 was only 38% under baseline leach conditions and this increased to 47% with a higher free cyanide concentration in the leach.

Reagent consumptions were very good, with cyanide consumptions of approximately 0.5kg/t or less for the oxidised material, and reasonable lime consumptions, at 1.2kg/t to 2.9kg/t. no high oxygen requirements were indicated.

Gravity gold recoveries for the three lower grade composites were high, at in excess of 70%. The gravity recovery for Composite 3 was 65%, this being higher than the cyanidation recovery for this sample. The gravity gold recovery for Composite 4 was lower at 53%, indicating that the gold in this sample is perhaps finer than for the other oxidised samples. Silver recovery by gravity was lower indicating that the silver is not necessarily associated with the gold.

It was concluded by HRL that the oxidised samples are readily amenable to cyanidisation for gold and to a large degree for silver and that gold appears to be relatively amenable to gravity recovery. The kinetics of gold leaching appear to be relatively rapid.

In follow up work, Rockco Pty Ltd, Mineralogy and Petrology Services carried out a mineral/textural examination of composite head samples and their corresponding Knelson concentrates and reported on the relationships between mineralogy and metallurgical (cyanidation) test results. Mineralogical examination indicated that this low recovery was at least in part due to coarse gold. Such gold has insufficient time to dissolve during the test.

It was considered that blending of such high silver grades might achieve much better recoveries. Gravity gold recoveries ranged from 53% to 73%, with the best recoveries coming from the oxidised material. Overall the results indicated that the T’Boli ore could be treated through a conventional CIP circuit. The incorporation of a gravity circuit was considered to be worthwhile. Primary gold-sulphide material requires further work to improve recovery. This has not yet been carried out. Numerous relative density checks have also been run with consistent results, to give a value of 2.35 grams per cubic centimetre.

HRL's Experimental Process consisted of:

  The samples supplied had been reduced to – 75 microns for compositing and then split further with a rotary sample divider and riffle splitter.
  Head assays and mineralogical checks were run as well as cyanidation and gravity testwork.
  The samples for gravity test work were passed through a laboratory scale Knelson Concentrator.
  Single baseline cyanidation leach tests were conducted for each composite sample.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In October 1997 Cooper, a qualified person, estimated an initial resource for the T'Boli Gold Project based on the requirements as defined in the JORC Code of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia.

Mr Cooper has reviewed the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines ("CIM Standards") of the Canadian Institute of Mining, Metallurgy and Petroleum as prepared by the CIM Standing Committee on Reserve Definitions and Adopted by CIM Council August 20, 2000 and is of the opinion that the resource estimation previously quoted under the JORC Code for the T'Boli mineralization may be quoted directly as a CIM Standards resource estimation as the CIM have adopted the full definitions of the JORC Code.

The Inferred Mineral Resource estimation, which conforms to CIM Standards, is shown in Table 6 below.

TABLE 6 - INFERRED MINERAL RESOURCE

Zone	Tonnes	g/t Au	g/t Ag	Contained	Ounces Ag
				Au
Tunnel - South	584,000	10.2	50.0	191,700	939,000
Vein

Tunnel - North	586,000	3.5	18.9	65,300	355,000
Vein A

Tunnel - North	227,000	10.1	20.3	74,000	148,000
Vein B

Total Tunnel	1,397,0	7.4	32.1	331,000	1,442,000
Resource	00
Drilling	980,000	2.9	4.7	91,000	150,000
Resource

TOTAL RESOURCE	2.4 Mt	5.5	21	420,000	1,600,000

Exa-Min Resource Industry Consultants (Exa-Min), located in Queensland, were commissioned by Eastern under the direction of the Author and Eastern, to model the adit and drill data separately and produce a gold resource estimation. Exa-Min used the Gemcom suite of software, in conjunction with the geological interpretation provided by Eastern .

The estimate, which conforms with JORC reporting standards and with the CIM Standards, has been independently audited by Hackchester Pty Ltd , who specialise in such work who were in agreement with Mr Cooper’s assessment of the resource estimation and category. Hackchester’s terms of reference was a desk audit and did not involve sample verification nor a trip to the field.

Previous stoping has been allowed for in the estimations by excluding the heavily worked Golden Beam area (Fig 10) from the estimations, but not the remaining workings.

Resource Database

The database used in the resource estimation is comprised of data from both drilling and systematic sampling of underground openings. The data was collected entirely by Eastern, under direct supervision of Eastern's Site Geologists. The drill hole database consists of 23 drillholes totalling 7050 m, and 131 adits, which have been mapped, surveyed and sampled (467 samples). Sampling and assay procedures are reported elsewhere in this report.

To estimate a specific gravity to use in the resource estimation some 1910 separate measurements were taken of mineralised (929) and un-mineralised intersections (this equates to approx one measurement every 5 metres of drilling) to give a value of 2.34 for waste and 2.36 for potential ore grade zones. A figure of 2.35 was subsequently applied to all rock.

Estimation Parameters

To carry out the estimation of resource the following parameters were identified and incorporated into the estimation process:

  Dilution was only applied to tunnel sampling. Here all samples were diluted to a 2.5m nominal vein width at zero grade for included wallrock.
  Adit sample and drilling sample data were treated as two separate data sets. Data from adit sampling and from drilling were treated as separate data sets due to differences in sample density and other factors.

  The assay data distribution has led to a high cut off of 30 g/t Au being applied to the raw drill data and 466.7 g/t Au to the adit sampling data. Cuts are made prior to normalising to 2.5m widths. This has eliminated the effect of a very small number of high grade assays on calculations. Silver values were also included in the resource estimations for the adit sampling data with a cut off of 439.6 g/t Ag.
  The numerous workings dug by small scale miners are to gain access to the richest portions of the veins, thus sampling is biased, being mainly confined to the high values, often on specific veins. The drill data on the other hand is able to look at the broad stockwork mineralization as well. Where drilling and workings overlap the drilling has precedence in estimations.
  For drilling, cut offs were at 0.5 g/t Au and 30 g/t Au. Silver grades were cut above 243.6 g/t. The top cut was based on log normal probability analysis which indicated a change of slope in the sample population.
  Projections were 20 m up and down dip and along strike.
  Once continuity of the envelope was established a second interpretation at a 1 g/t cutoff was made.
  For adit sampling the corresponding cuts were 1 g/t Au and 466.72 g/t Au. Silver grades were cut above 439.6 g/t. Projections were made 20 m along strike, 20 m down dip, and up dip to the surface. Widths were taken out to a minimum of 2.5 m.
  Exa-Min constructed a three dimensional model of the mineralization based on interpretation by Eastern geologists and consultants.
  Grade was estimated using an inverse squared method for the adit sampling. For the drill data set two methods were used for grade estimation. One based on a simple average of all assays within the solid, the second used a statistical program (Sichel’s t-estimator). No volumes were removed to account for workings and stopes as this figure is thought to be less than 5% overall.
OTHER RELEVANT DATA AND INFORMATION

The T’Boli Resource is contained in three veins with a maximum strike length of 800 metres and to a depth of 350 metres below the surface. As the T’Boli resource estimation has been projected from the surface to approximately 100 m below the Beehive Adit level potential to extend this resource exists as each vein is open at depth and in both directions along strike. Further resource potential is present in the following areas:
  Workings and veining can be traced for around 2000 m and indicate there is good potential to extend the resource along strike.
  The drilling is not of sufficient density to write off many parts of the known vein systems and possible parallel systems where surface workings and alteration are present but little evaluation has taken place.
  In the South Vein, the area from 4100E to 4200E is of very high potential as there are no drill holes beneath workings, which returned consistently high grades in adit sampling.
  The deep intersections of hole TD 003 with 4 m at 13.4 g/t Au and 8 m at 12.2 g/t Au are positive factors for both grade and tonnes continuing in depth and for grades to be maintained or to be increasing.
  North Veins C, D and E are defined by numerous local workings.

On a Regional scale areas of alteration and gold mineralization are located at Lam Asam, Kematu West, Kematu North, Kematu South, Lamtangan, Tinago and the Village.

Lamtangan is located 400 metres west of the known resource, along the strike of the main alteration zone. At the prospect a cluster of tunnels and prospecting pits were located and sampled with interesting results returned for the Plutonic Tunnel where 14 samples gave an average grade of 4.16 g/t Au and 24.9 g/t Ag.

The Tinago zone is a separate area of alteration and veining to the approx 500 metres south of the known resource at T'Boli. Over 100 tunnels were located with sampling appearing to return high silver grades such as in the Clunes tunnel where best assays returned 2.97 g/t Au and 234.8 g/t Ag.

The Lam Asam alteration system is separate from the T'Boli alteration system and can be traced for over 1000 metres and has a maximum width of up to 400 metres. Extensive small scale tunnels are located in an area of some 200 metres by 150 metres towards the western end of the alteration system. Best results from channel sampling of adits by Eastern were returned for the Jeanly Tunnel where the weighted average of 12 samples returned 33.9 g/t Au and 1954 g/t Ag. Another tunnel, the Virginia Tunnel, 17 metres north of the Jeanly, returned an average for 16 samples of 35 g/t Au and 1324 g/t Ag. Lam Asam is associated with shatter breccia zones with cockade texture, basemetal sulphides, crustiform and bladed textured carbonates and free gold. Typically these rock types represent boiling zones of epithermal deposits.

Other areas of anomalous gold have been located and breccias and abundant quartz veining is present at Kematu West and Kematu South. In the Village area there are many local workings associated with altered breccia and quartz veining from which grades up to 36 g/t Au have been obtained.

Eastern carried out a review of the earlier soil geochemistry survey data, this review highlighted an area of anomalous copper values approx 4 km north west of the T'Boli resource. This anomaly has metal ratios unlike any other zone in the project area and may indicate an intrusive porphyry body at depth beneath the observed outcropping dacitic rocks.

CONCLUSIONS

Modern exploration and evaluation at the T'Boli Group of Projects has defined an inferred mineral resource of 2.4 million tonnes grading 5.5 g/t gold and 21 g/t silver for a contained 420,000 ounces of gold and 1.6 million ounces of silver, this resource conforms to the CIM Standards. The mineralization is of the carbonate base metal class of epithermal gold silver deposits, a class of deposit which elsewhere is known to form multi-million ounce deposits.

The entire group of rock units that are prospective have been secured under the title of this group of projects and near resource prospects and regional prospects have been identified and explored to varying levels of exploration.

Exploration and evaluation has been conducted in a professional and diligent manner and cross checks and measures have been taken at various stages in the evaluation to ensure accurate and reliable results that have withstood the attention of external auditing. Procedures and methodology adopted conform to accepted Australian Canadian and International exploration practice.

REPUBLIC OF THE PHILIPPINES
SABENA & T'BOLI PROJECTS
AND
LOCATION OF SIGNIFICANT
Cu - Au AND Au DEPOSITS
0 50 100 150 200 250 300 350
KILOMETRES
..........Cu - Au
.... Au
N
18° 00' 00"
16° 00' 00"
14° 00' 00"
12° 00' 00"
10° 00' 00"
6° 00' 00"
118° 00' 00"
122° 00' 00"
124° 00' 00"
126° 00' 00"
Lepanto
Mankayan
Far South East
Guinaoang
San Antonio (Philex)
Anatamok
Grand Anatamok
Acupan
Sto Tomas II
Baguio
Didipio
Luzon
Dizon
Manila
Tapian
PHILIPPINES FAULT
Rapu Rapu
Paracale
Aroroy
South China Sea
Visayan Sea
Cebu
Lutopan
Atlas Carmen
Sipalay
Bulawan
Surigao
Placer
Diwalwal
Sulu Sea
SABENA PROJECT AREA
Mindanao
Kingking
Tampacan
Davao City
T'BOLI PROJECT AREA
PHILIPPINES
INDONESIA
Celebes Sea

SABENA PROJECT
REGIONAL GEOLOGY
FIGURE 2
REFERENCE
High-angle Fault (Arrow shows relative direction of strike-slip movement.)
Thrust Fault (Saw-teeth on overriding side, dashed where inferred.)
Anticlinal Axis with plunge.
Overturned Anticlinal Axis
Synclinal Axis
Boundary of lithological unit.
Mineral Deposits
STRATIFIED ROCKS
Quaternary
Qa
Alluvium
Pliocen - Pleistocene
Pl
Sediments both marine and terrestrial
Upper Miocene
Mi
Sediments and volcanics
Late Oligocene
Middle Miocene
O
Sediments and volcanics
Paleocene to Oligocene
Pal
Sediments and volcanics
Cretaceous
K
Sediments and volcanics
INTRUSIVE AND PSEUDOSTRATIFIED ROCKS
I
Intermediate to acid mainly diorite, granodiorite
METAMORPHIC ROCKS
M
Schist, phyllite, gneiss
Diwalwal
PANAG EXT
Manat
PANAG EP000001-00-XI
Suriganon
Alsons
Batoto
Kalamatan
Ma-angob
Tagpura
SABENA EPA 063
ANDILLI EPA080
Masara
Amacan
TARGUM
Davao Gulf
Hijo
Kingking
7° 30' 00"
7° 25' 00"
7° 20' 00"
7° 15' 00"
N
0
5
10
15
KILOMETRES

SABENA PROJECT AREA
GEOLOGICAL MAP
FIGURE 3
0 1 2 3 4
KILOMETRES
STRATIFIED / VOLCANIC ROCKS
Alluvium
PLEISTOCENE
Sediments / Volcanics
PLIOCENE
Limestone
Volcanics
PLIOCENE - MIOCENE
Sediments
MIOCENE - OLIGOCENE
Limestone
Sediments
EOCENE
Sediments
EOCENE - PALEOCENE
Volcanics
INTRUSIVE / PSEUDOSTRATIFIED ROCKS
Diorite
Diorite (Altered)
Monzonite
Ultramafics
METAMORPHIC ROCKS
Schists
Faults
Prospects
Identified Deposits
7° 36' 30"
7° 36' 00"
7° 35' 30"
SURICON PANAG
GOLD PROSPECT
(8/0.94)
(14.2/0.51)
(17.9/1.32)
(19.5/0.39)
(10.9/1.62)
(201/1.38)
(79.8/2.97)
SURIGAONON
(62.3/1.74)
(83.8/5.98)
(4.3/1.36)
(36.9/0.82)
KALAMATAN DEPOSIT
(42.1/0.52)
(19.2/0.99)
(23.9/0.91)
(8.2/1.78
(7.45/1.21)
(43/0.82)
BATOTO DEPOSIT
(53.9/1.07)
(10.7/1.1)
MA-ANGOB DEPOSIT
(19.3/0.45)
TAGPURA DEPOSIT
(6.65/1.76)
72.3/3.95)
(138/3.38)
TARALI - II
(8.85/1.07)
(2.8/0.74)
(9.4/4.29)
(29.5/6.02)
(51/4.67)
(9.25/0.59)
(5.35/0.53)
TANDIC
BLEG SAMPLING REFERENCE
(6.65/1.76)
COPPER ASSAY-PPM
GOLD ASSAY-PPB

BATOTO GOLD PROSPECT
GEOLOGY AND CHANNEL SAMPLE LOCATION MAP
FIGURE 4
0
100
200
300
METRES
7° 29' 50"
7° 29' 40"
7° 29' 30"
7° 29' 20"
7° 29' 10"
128° 05' 20"
128° 05' 30"
500
600
700
800
1.001
0.853
1.049
1.851
SMALL OPEN PIT
1.612
0.966
1.034
1.851
2.380
1.328
1.263
1.348
1.348
0.651
0.604
1.516
1.234
1.286
2.299
0.623
0.965
0.700
1.423
0.874
1.011
ST. JAMES VEIN
8.809
ST. JAMES ADIT
NOTE:
0.966....Channel sampling location showing average composite gold grade (g/t) over length of trench.

IP REFERENCE
IP SURVEY LINE
MODERATE IP ANOMALY
STRONG IP ANOMALY
SABENA GOLD - COPPER PROJECT
GEOLOGY AND IP SURVEY
FIGURE 5
KALAMATAN
Agusan
River
MA-ANGOB
TAGPURA
TARALI - II
0
500
1000
METRES

PANAG GOLD PROSPECT
GEOLOGY AND
STREAM SEDIMENT
GOLD ANOMALIES
Figure 6
0
500
1000
1500
METRES
7° 36' 00"
7° 35' 30"
7° 35' 00"
7° 34' 30"
7° 32' 30"
7° 32' 00"
126° 04' 30"
126° 06' 00"
COLLAPSE STRUCTURE
GEOLOGICAL REFERENCE
Altered Volcanics
Altered Diorite Porphyry
Diorite Porphyry
Dacite Intrusive
Dacite
Quartz veins
Collapse Structure
THEMATIC REPRESENTATION
(PANNED GOLD CONTENT)
78 to 265 (6)
16 to 78 (40)
3 to 16 (85)
0 to 3 (59)

6° 18' 00"
6° 16' 00"
6° 14' 00"
6° 12' 00"
6° 10' 00"
6° 08' 00"
6° 06' 00"
124° 48' 00"
124° 50' 00"
124° 52' 00"
124° 54' 00"
HOLON BLOCK
T'BOLI RESERVATION
TMC BLOCK (MPSA 090-X1-97)
MAUGHAN MALIBATO APPLICATION
N
0 1 2 3 4 5
KILOMETRES

T'BOLI GOLD PROJECT

TENURE MAP

FIGURE 7

T'BOLI GOLD PROJECT
REGIONAL GEOLOGY AND PROSPECT LOCATIONS
FIGURE 8
0 100 200 300 400 500
METRES
N
NORTH VEIN D
NORTH VEIN C
NORTH VEIN B
NORTH VEIN A
SOUTH VEIN
BEEHIVE ADIT
CAULING TUNNEL
MPSA 090-X1-97
TMC BOUNDARY
LAMTANGAN AREA
Plutonic 4.16 g/t Au, 24.90 g/t Ag
Cloncurry 7.62 g/t Au, 8.50 g/t Ag
TINAGO AREA
1.60 g/t Au, 83.30 g/t Ag
1.13 g/t Au, 101.00 g/t Ag
1.38 g/t Au, 15.50 g/t Ag
2.97 g/t Au, 234.80 g/t Ag
LAM ASAM
Jeanly 33.90 g/t Au, 1032 g/t Ag
Virginia 35.00 g/t Au, 1324 g/t Ag
GEOLOGICAL REFERENCE
Region of intense alteration
Recent alluvium / Tephra deposits
Matulas Gravel Formation
Kematu Limestone (Chase)
Volcaniclastics / Tuff
Dacite Porphyry (coarse grained)
Basalt

REFERENCE
INCLUDED IN RESOURCE CALCULATION
POTENTIAL TARGETS
TUNNEL NAME
TUNNEL COLLAR LOCATION
TUNNEL TRACE
DRILL HOLE TRACE
DRILL HOLE NUMBER
NORTH VEIN F
NORTH VEIN E
NORTH VEIN D
NORTH VEIN C
NORTH VEIN B
NORTH VEIN A
SOUTH VEIN
Beehive Tunnel
Cauling's Tunnel
SECTION
NORTH VEIN
249,000 TONNES
3.8g/t Gold
41g/t Silver
SOUTH VEIN
262,000 TONNES
8.8g/t Gold
95g/t Silver
686800 m N
686600 m N
686400 m N
686200 m N
483400 m E
483600 m E
483800 m E
484000 m E
484200 m E
T'BOLI GOLD PROJECT
VEIN LAYOUT
AND
TUNNEL AND DRILL HOLE LOCATIONS
FIGURE 9
N
0
100
200
METRES

483800E
484000E
484200E
600RL
400RL
Extensively mined - not in resource
25
50
5
2.5
TD021
1m@8.6g/t
TD011
2m@3.7g/t
TD005
4m@2.1g/t
TD015
4m@1.2g/t
TD015
3m@2.0g/t
TD017
12m@2.7g/t
TD022
4m@5.3g/t
TD019
1m@1.0g/t
TD018
8m@4.5g/t
7m@2.0g/t
TD023
5m@2.1g/t
TD014
2m@1.3g/t
TD008
3m@1.3g/t
TD001
16m@2.4g/t
TD010
3m@1.1g/t
5m@2.1g/t
TD007
6m@1.5g/t
TD012
1m@1.3g/t
TD008
12m@7.1g/t
TD012
4m@2.3g/t
6m@1.3g/t
12m@2.3g/t
4m@ 3.4g/t
4m@ 1.4g/t
8m@15.2g/t
4m@ 3.1g/t
2m@1.0g/t
10m@3.6g/t
Legend
72.960
54.796
36.642
18.488
0.334
Units : g x m
Adit sample location
Contour with value in g x m
Drillhole/vein intersect
Contours at 2.5, 5, 25 and 50g x m.
Grades based on sampling of old workings, diluted to represent a 1m sample width and drill intersections expressed as gram metres. Grades extrapolated using inverse distance squared method with a 150m search radius.
T'BOLI GOLD PROJECT
GOLD GRADE CONTOURS
SOUTH VEIN
(Based on adit sampling and drilling)
FIGURE 10
0
50
100
150
METRES

A
A
BS
BS2
DRC
TRB
32.30
46.46
TD_011
1 m. @ 4.2 g/t
1 m. @ 17.6 g/t
8.97
170.58
BEEHIVE ADIT LEVEL
1 m. @ 15.2 g/t
2 m. @ 14.1
7 m. @ 3.1 g/t
15.25
24.13
TD_016
DRILL ASSAY RESULTS
(Gold g/t)
0.00 - 0.49
0.50 - 0.99
1.00 - 4.99
5.00 - 9.99
>10.00
T'BOLI GOLD PROJECT
SECTION 483850 E
SCHEMATIC SECTION
THROUGH
TD_011 & TD_016
Figure 11
METRES

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2001, 12/31/2000, and 12/31/1999 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company has spent the last four years acquiring/exploring mineral properties.

Currently, the Company’s primary mineral properties include: The Sabena Group of Properties located in the Philippine Islands as described earlier in this document.

To fund this effort the Company has issued equity in numerous private placements and stock-for-debt arrangements as described elsewhere in this document.

Financing Time Line
During the nine months ended September 30, 2002, the Company completed a private placement financing which consisted of 1,100,000 units. Each unit sold at a price of $0.10 and consisted of one common share and one share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at a price of $0.10 per common share until January 7, 2004.

During the nine months ended September 30, 2002, the Company also issued 1,200,000 common shares to members of its Board of Directors in settlement of debt owed to these individuals. The Directors who received common shares and the amount of shares each one received are:

1.	J. Rennie Blair, 600,000 common shares
2.	Alicia Nicholson, 600,000 common shares

During the fiscal year ended December 31, 2001, the Company issued 2,400,000 common shares to members of its Board of Directors in settlement of debt owed to these individuals. The Directors who received common shares and the amount of shares each one received are:

1.	J. Rennie Blair, 1,200,000 common shares
2.	Alicia Nicholson, 1,200,000 common shares

Also during the fiscal year ended December 31, 2001, 1,300,000 share purchase warrants, from a previous financing, were exercised by J. Rennie Blair the President and a Director of the Company, at a price of $0.10 per warrant resulting in the issuance of 1,300,000 common shares in the name of J. Rennie Blair.

During the fiscal year ended December 31, 2000, the Company completed a non-brokered private placement, which consisted of 1,666,667 units at a price of $0.15 per unit. The units were issued in settlement of debts owned to related parties in the amount of $150,000 and $100,000 owed to unrelated parties. The related parties and the number of shares issued are:

1.	J. Rennie Blair – 666,667
2.	Alicia Nicholson – 333,334

The unrelated parties and the number of shares issued are:

1.	Dr. Douglas Evans Ltd. 666,666

Each unit associated with this financing consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share for $0.15 until November 16, 2001. All of the share purchase warrants expired unexercised.

Also during the fiscal year ended December 31, 2000, the Company completed a private placement consisting of 1,300,000 units. Each unit sold for $0.10 and consisted of one common share and one share purchase warrant. One share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 until January 10, 2001 and for $0.15 until January 10, 2002. J. Rennie Blair, the President and a Director of the Company purchased all of these units. All of the share purchase warrants were exercised during Fiscal 2001.

During Fiscal 1999 ended December 31, 1999, the Company issued 308,910 shares to officers of the Company for salaries owed to January 31, 1999. The officers who were owed the salaries and the amount of shares issued to each are:

1.	J. Rennie Blair, President – 180,550 common shares
2.	Alicia Nicholson, Secretary – 128,360 common shares

During Fiscal 1998 no shares were issued.

During Fiscal 1997 the Company issued 2,592,750 common shares. Of these shares, 2,488,750 common shares were issued pursuant to the exercise of share purchase warrants associated with a previously completed private placement and 104,000 common shares were issued pursuant to the exercise of share purchase options. Net proceeds to the Company from these common share issuances were $1,805,687.

Recent Events
Management has arranged a private placement financing in the amount of $500,000. By the terms of this financing, the Company is selling 5,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.15 during the first twelve months immediately following the closing of the financing and at a price of $0.20 per common share from the thirteenth month to the twenty-fourth month immediately following the closing of the financing. At the time of writing the TSX Venture Exchange is reviewing documentation required for approving the financing.

Results of Operations
Nine Months Ended September 30, 2002 compared to the Nine Months Ended
September 30, 2001

During the nine months ended September 30, 2002, the Company reported a consolidated net loss of $217,590 compared to a consolidated net loss of $231,269 for the nine months ended September 30, 2001. The slight decrease in the consolidated net loss is primarily attributable to a small decrease in administrative costs. Administrative costs during the nine-month period ended September 30, 2001 were $231,618 and during the nine month period ended September 30, 2002 these costs had decreased to $217,633.

The reductions in administrative expenses having the primary impact on the lower expenses incurred during the first nine month of Fiscal 2002, ended September 30, 2002, were depreciation and amortization; foreign exchange; interest on loans; legal and professional fees; and, loss on disposal of capital assets. (The loss on the disposal of capital assets, which occurred during the first nine months of fiscal 2001, consisted of the loss on the disposal of mobile equipment no longer required by the Company.)

During the first nine months of Fiscal 2002, management re-directed the efforts of corporate personnel away from exploration work relating to industrial minerals in the United States to exploration work relating to precious metal properties located in the Philippines pursuant to the Company’s agreement with Eastern Corporation described earlier.

Fiscal 2001 Ended 12/31/2001 compared to Fiscal 2000
During the year ended December 31, 2001 the Company reported a consolidated net loss of $2,432,822 compared to a consolidated net loss of $2,533,521 reported in the year ending December 31, 2000. There was no revenue reported in either period. In an effort to conserve capital, management reduced expenses during Fiscal 2001 by $84,527. This was accomplished primarily by reducing exploration work, which resulted in a savings of $22,608. The only exploration work during the fiscal year ended December 31, 2001 was that which occurred on eight mineral claims which the Company acquired by staking. These mineral claims are located in Colorado, Arizona and New Mexico. (The Company has since dropped its interest in these eight mineral claims.) Legal and professional fees were also reduced by $29,690; office expenses were reduced by approximately $16,000; and, office rent was reduced by approximately $350 per month.

In terms of “other items” the loss on the disposal of capital assets was $6,631 for the twelve months ended December 31, 2001 as compared to a loss on the disposal of capital assets in the amount of $195,540 for the twelve months ended December 31, 2000. The loss during Fiscal 2000 consisted of a loss on the disposal of an apartment in the amount of $140,790; a loss on the disposal of mobile equipment in the amount of $20,458; and, a write-off of office furniture and office equipment in the amount of $34,292.

The “impairment of resource interests” was also $172,560 greater during Fiscal 2001. (During the year ended 12/31/01, management determined that the capitalized costs relating to its Colombian minerals interests and its oil and gas interests were impaired on the basis that further exploration of the interests in the near future was unlikely and sufficient funds to finance such exploration work was not readily available. Accordingly, $2,028,941 of capitalized costs was charged to earnings.)

Fiscal 2000 Ended 12/31/2000 compared to Fiscal 1999
For the Fiscal Year ended 12/31/2000, the Company incurred a consolidated net loss of $2,533,521 compared to a consolidated net loss of $414,921 in Fiscal 1999. The difference in the consolidated net loss was mainly due to an impairment of resource interests in the amount of $1,856,381 which occurred during Fiscal 2000 as compared to an impairment of resource interests in the amount of $33,368 which occurred during Fiscal 1999. (During Fiscal 2000, the Company recognized an impairment charge of $1,856,381 related to the capitalized cost of its Colombian mineral interests to reflect that further exploration of the Colombian properties was unlikely and that sufficient funds to continue exploration work in Colombia were not available.)

The Company also realized a loss on the disposal of capital assets during Fiscal 2000 in the amount of $195,540, as described earlier in this document.

Expenses increased during Fiscal 2000 as compared to Fiscal 1999 by $94,065. Virtually all expense categories increased during Fiscal 2000 because of increased corporate activity associated with an expansion in exploration activity as compared to Fiscal 1999.

Fiscal 1999 Ended 12/31/1999 compared to Fiscal 1998
For the Fiscal Year ended 12/31/1999, the Company incurred a consolidated net loss of $414,921 compared to a consolidated net loss of $334,141 in Fiscal 1998. The difference in the consolidated net loss was primarily due to the write-off of the Marmato Property located in Colombia. The Company wrote off its interest in this property because of the inability of the various vendors (local mine owners) to provide conclusive proof of ownership pertaining to portions of the property in which they claimed an interest and were assigning their interest to the Company.

Operating expenses were slightly higher during Fiscal 1999 $8,845 because of the $119,450 incurred in general exploration expenses which was offset partially by a decrease in salaries and benefits in the amount of $68,948 and a reduction in interest income in the amount of $38,567.

Liquidity and Capital Resources
The Nine Months Ended September 30, 2002
The Company had a working capital deficit of $30,528 as at September 30, 2002 compared to a working capital deficit of $784,615 as at September 30, 2001. The working capital deficit was reduced significantly, as of September 30, 2002, by the re-classification of $992,340 from short-term liabilities to long-term notes payable, which are not due until January 1, 2004.

The Company’s current operations consist of the evaluation and exploration of mineral properties located in the Philippines. The Company presently does not have sufficient financial resources to undertake all of its current planned exploration programs and is dependent upon future financings to fund its operations, including property option payments and exploration work commitments. The Company has no revenue producing properties.

As described earlier in this document, management is arranging a $500,000 private placement. Management anticipates that the funding received from this private placement will fund the Company’s exploration work in the Philippines during calendar 2003.

Fiscal 2001 Ended 12/31/2001 and Fiscal 2000 Ended 12/31/2000
The Company had a working capital deficit of $827,642 as at 12/31/2001.
The Company had a working capital deficit of $829,253 as at 12/31/2000.
The Company had a working capital deficit of $528,403 as at 12/31/1999.

Cash Flows From Operating Activities in the Twelve Months Ended 12/31/2001 totaled ($113,584) including the Net Loss of $2,432,822. Significant adjustments included impairment of resource interests in the amount of $2,028,941; an increase in accounts payable in the amount of $240,992; a decrease in prepaid expenses of $32,709; and, depreciation and amortization in the amount of $13,194.

Cash Flows From Investing Activities in the Twelve Months Ended 12/31/2001 totaled ($94,332), consisting of expenditures on resource interests in the amount of $99,233 which was partially offset by the proceeds from the disposal of capital assets in the amount of $5,808.

Cash Flows From Financing Activities in the twelve Months Ended 12/31/2001 totaled $240,000 consisting of proceeds from a share issuance in the amount of $130,000 and share subscription received in the amount of $110,000.

The working capital deficit of the Company at December 31, 2000 was $829,253 as compared to a working capital deficit of $528,403 at December 31, 1999.

Cash Flows From Operating Activities in the Twelve Months Ended 12/31/2000 totaled ($198,115) including the Net Loss of $2,533,521. Significant adjustments included impairment o resource interests in the amount of $1,856,381; an increase in accounts payable in the amount of $263,425; a loss on the disposal of capital assets in the amount of $195,540; and, depreciation and amortization in the amount of $25,925.

Cash Flows From Investing Activities in the Twelve Months Ended 12/31/2000 totaled $66,825, consisting primarily of expenditures on resource interests in the amount of $63,163 and proceeds from the disposal of capital assets in the amount of $133,083.

Cash Provided by Twelve Months Ended 12/31/2000 Financing Activities totaled $130,000, consisting entirely of the issuance of common stock.

Critical Accounting Policies

Under Canadian GAAP costs incurred to acquire, explore and develop a mineral interest are capitalized. These capitalized costs are periodically assessed for impairment and an impairment change is recognized in the accounts upon abandonment, upon failure to detect economically recoverable mineralization or when exploration activities are not anticipated to occur or to continue in the foreseeable future. Under U.S. GAAP acquisition and exploration costs are expensed as incurred. Development costs are expensed as incurred until economically recoverable mineral reserves are considered to be proven. The Company has no proven mineral reserves attributed to its mineral interests.

The Company has a stock option plan which reserves common shares for issuance to employees and directors. Under Canadian GAAP, such stock options are not recognized for accounting purposes. Under U.S. GAAP the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock Based Compensation” for stock options granted to employees and directors. Accordingly, no compensation costs have been recognized for the Company’s stock option plan. Had compensation cost for the stock option plan been determined based on the fair value at the grant date for awards during the periods ended December 31, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been increased as indicated in Note 12 (ii) to the consolidated financial statements.

The Company conducts the majority of its equity financing pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company’s common stock is listed, the Company may provide a discount off the market price of the Company’s common stock. U.S. GAAP requires the recognition of the market value of the Company’s common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financing conducted with officers and directors of the Company and a charge to shareholders’ equity, as a capital distribution, for the discount relating to the remaining portion of the equity financing.

Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless it is more likely than not that the benefit will be realized. U.S. GAAP provides similar treatment, but requires that the benefit be recognized and offset by a valuation allowance.

As at December 31, 2001 the Company fully reserved the $634,000 potential income tax benefit of non-capital loss carryforwards, by a valuation allowance of the same amount, because realization of the potential income tax benefits does not appear to be likely.

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 2 to the consolidated financial statements.

Recent Accounting Pronouncements Applicable to Us
In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business

Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144. Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145""). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
February 3, 2003

			Date of First
			Election or
Name	Position	Age	Appointment

J. Rennie Blair,	President and Director	55	1994
Alicia Nicholson,	Vice President, Secretary and Director (1)	49	1994
Morris Beattie,	Director (1)	54	1997
Jerry Blackwell,	Director (1)	52	1997

(1) Member of the audit committee. The Audit Committee is composed of three Directors, two of whom are non-officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

J. Rennie Blair – Mr. Blair is the President, CEO and a Director of the Company. Mr. Blair received both his Bachelor of Science degree in Geology and his Master of Science degree in Geology from the University of Canterbury, NZ. (1969 and 1972 respectively) He has been involved in the mining industry for the past thirty years with experience in mining geology, mine planning and mineral exploration. He has worked in Australia, Papua New Guinea and both North and South America. During the past five years Mr. Blair has been involved with Sur American Gold as President, CEO and a Director. He is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the British Columbia and Yukon Chamber of Mines.

Alicia Nicholson – Ms. Nicholson is a Vice President, Chief Financial Officer, and the Corporate Secretary of the Company. She is also a member of the Board of Directors. She holds a Certificate Public Accounting, Mexico (1976) and a Certificate in Financial Management, which she was awarded from the British Columbia Institute of Technology in 1991. She is a mining/financial accountant with twenty-four years of experience in the mineral exploration, mining and construction industries. During the past five years she has been employed full time by Sur American Gold as the company’s Vice President of Finance.

Morris Beattie –Dr. Beattie is a member of the Board of Directors of the Company. Dr. Beattie received his B.A.Sc. in Mineral Engineering from the University of British Columbia in 1971; his M.A.Sc., in Mineral Engineering from the University of British Columbia in 1973; and, his PhD., in Mining and Process Engineering from the University of British Columbia in 1983. He is a metallurgist and has over thirty years of experience in the mining industry covering precious and base metals and industrial minerals. He is a Member of the Association of Professional Engineers of British Columbia; a Fellow of the Institution of Mining and Metallurgy in England; a Member of the Canadian Institute of Mining and Metallurgy; and, a Member of the American Institute of Mining and Metallurgy. During the past five years Dr. Beattie has served as a Director of Sur American Gold and as a Director of Aldridge Resources Ltd.

Jerry Blackwell – Mr. Blackwell is a member of the Board of Directors of the Company. Mr. Blackwell received his BSc. (Honors) in Geology from the University of Western Ontario in 1974. He is a geologist and has twenty-eight years of experience in the mining industry mainly in gold, diamonds and base metals exploration in Peru. He was associated with successful diamond exploration programs in the Northwest Territories of Canada. During the past five years, Mr. Blackwell served as President of Gitennes Exploration Inc.; as a Director of Sur American Gold; a Director of Stratabound Minerals Corp; a Director of Grange Gold Corp; and, a Director of Eurovan Minerals Ltd.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2001 ended 12/31/2001 was $264,000.

Table No. 7 details compensation paid/accrued for Fiscal 2001/2000/1999 ended December 31st for the Senior Management.

Table No. 7
Summary Compensation Table
Senior Management

						Long-Term
						Compensation

		AnnualCompensation			Awards

Name and				Other		Restricted		All
Principal	Fiscal			Annual	Stock	Options/	LTIP	Other
Position	Year	Salary	Bonus	Comp.	Award(s)	SARS(#)	Payouts	Comp.

J. Rennie Blair
President and	2001	$150,000	---	---	---	100,000	---	---
Director	2000	$150,000	---	---	---	nil	---	---
	1999	$137,500	---	---	---	700,160	---	---

Alicia Nicholson
VP/Secretary and	2001	$114,000	---	---	---	100,000	---	---
Director	2000	$114,000	---	---	---	nil	---	---
	1999	$104,500	---	---	---	710,000	---	---

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 8
Stock Option Grants in Fiscal 2002 Ended 12/31/2002

		Percentage		Market Value of Securities
	Number	of	Exer.	Underlying Options
	of	Total	Price			on Date
	Options	Options	Per	Grant	Exp’r	of Grant
Name	Granted	Granted	Share	Date	Date	Per Share

J. Rennie Blair	700,000	40%	$ 0.10	5/9/02	5/9/07	$ 0.08
Alicia Nicholson	700,000	40%	$ 0.10	5/9/02	5/9/07	$ 0.08
Morris Beattie	125,000	7%	$ 0.10	5/9/02	5/9/07	$ 0.08
Jerry Blackwell	125,000	7%	$ 0.10	5/9/02	5/9/07	$ 0.08
Consultants	100,000	6%	$ 0.10	5/9/02	5/9/07	$ 0.08

The following table gives certain information concerning stock option exercises during Fiscal 2001 by our Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2002
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

	Number			Value of Unexercised
	of		Number of	In-the Money
	Shares		Unexercised Options	Options at
	Acquired	Aggregate	at Fiscal Year-end	Fiscal Year-end
	on	Value	Exercisable/	Exercisable/
Name	Exercise	Realized	Unexercisable	Unexercisable

J. Rennie Blair	N/A	N/A	800,000/nil	$ 0,000/nil
Alicia Nicholson	N/A	N/A	800,000/nil	$ 0,000/nil
Morris Beattie	N/A	N/A	175,000/nil	$ 0,000/nil
Jerry Blackwell	N/A	N/A	175,000/nil	$ 0,000/nil

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control, with the exception of J. Rennie Blair and Alicia Nicholson who both will receive six months salary in the event that he/she is terminated as a result of a change of control.) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation. No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Written Management/Consulting Agreements
J. Rennie Blair has a contract dated 1/10/98 whereby he is retained as President/Director of the Company. Pursuant to this agreement he is paid an annual salary of $150,000. Alicia Nicholson has a contract dated 1/10/98 whereby she is retained as a Vice President/Director of the Company. Pursuant to this agreement she is paid an annual salary of $114,000.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors’ Service Contracts. --- Not Applicable ---
6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 8/1/1997 and met on 5/15/2001 in Fiscal 2001 and met on 4/30/2002 in Fiscal 2002. The current members of the Audit Committee are: Alicia Nicholson, Morris Beattie and Jerry Blackwell.

6.D. Employees
As of 2/03/2003, the Company had two employees, including the two members of senior management. As of 12/31/2002 and 12/31/2001, the Senior Management were the only employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
Table No. 8 lists, as of 2/03/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of two other shareholders that have 5% or greater beneficial interest in the Company’s securities: Dr. Douglas Evans and Mr. Earl Rasmussen.

Table No. 10
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title			Amount and Nature	Percent
of			of Beneficial	of
Class	Name of Beneficial Owner		Ownership	Class #

Common	J. Rennie Blair	(1)	4,565,491	16.2%
Common	Alicia Nicholson	(2)	3,492,047	12.4%
Common	Morris Beattie	(3)	175,000	0.64%
Common	Jerry Blackwell	(4)	185,000	0.66%
Total Directors and Executive Officers			8,417,538	29.9%

Common	Douglas Evans	(5)	2,429,166	8.6%
Common	Earl Rasmussen		1,675,000	6.0%
Total Directors/Officers/5% Shareholders			12,521,704	44.5%

#	Based on 27,801,063 shares outstanding as of 2/02/2003 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1)	of these shares, 300,000 represent currently exercisable share purchase options;
(2)	of these shares, 300,000 represent currently exercisable share purchase options and 500,000 share purchase warrants;
(3)	of these shares, 175,000 represent currently exercisable share purchase options;
(4)	of these shares, 175,000 represent currently exercisable share purchase options;
(5)	of these shares, 600,000 represent currently exercisable share purchase warrants.

Stock Options
The Company currently has no stock option plan; however, a new stock option plan will be presented to shareholders at the next annual general meeting which is expected to be held in May, 2003. The Company does not have a current plan because the TSX Venture Exchange, in August 2002, required that all stock option plans need shareholder approval. The decision had no impact on the prior stock option issuances.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 2/03/2003, as well as the number of options granted to Directors and all employees as a group.

     Table No. 11
Stock Options Outstanding

	Number of Shares of	CDN$
	Common	Exer.	Grant	Expir’n
Name	Stock	Price	Date	Date

J. Rennie Blair, Officer/Director	200,000	0.10	5/9/2002	5/9/2007
	100,000	0.25	9/7/1999	9/7/2004
Alicia Nicholson, Officer/Director	200,000	0.10	5/9/2002	5/9/2007
	100,000	0.25	9/7/1999	9/7/2004
Morris Beattie, Director	125,000	0.10	5/9/2002	5/9/2007
	50,000	0.25	9/7/1999	9/7/2004
Jerry Blackwell, Director	125,000	0.10	5/9/2002	5/9/2007
	50,000	0.25	9/7/1999	9/7/2004
Employees/Consultants	100,000	0.10	5/9/2002	5/9/2007
	50,000	0.25	9/7/1999	9/7/2004

Total Officers/Directors	950,000
Total Employees/Consultants	150,000
Total Officers/Directors/Etc.	1,100,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E. and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12
Changes in Holdings of Major Shareholders

	Shares	Shares	Shares	Shares
	Owned	Owned	Owned	Owned
	12/31/2002	12/31/2001	12/31/2000	12/31/1999

J. Rennie Blair	4,565,491	4,124,491	3,168,491	3,124,550
Alicia Nicholson	2,581,047	2,453,047	1,678,547	1,751,610
Douglas Evans	2,579,166	N/A	N/A	N/A
Earl Rasmussen	1,675,000	N/A	N/A	N/A

7.A.1.c. Different Voting Rights.
The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On February 1, 2003, the shareholders' list for the Company's common shares showed 509 registered shareholders and

27,801,063 shares issued and outstanding. Of these shareholders, 397 were resident in Canada and 112 were resident in the United States.

The Company has researched the indirect holding by depository institutions and estimates that there are 2,400 “holders of record” resident in Canada, holding 24,187,000 shares; and, 500 “holders of record” resident in the United States, holding 3,336,000 common shares.,

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 800 beneficial owners of its common shares.

7.A.3. Control of Company.
The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements.
--– No Disclosure Necessary –--

7.B. Related Party Transactions
During Fiscal 2001, ended December 31, 2001, $547,113 was included in the accounts payable and accrued liabilities accounts which was payable to directors of the Company for salaries, loans and advances. These amounts are summarized as follows:

1	.	J. Rennie Blair - $325,000
2	.	Alicia Nicholson - $222,113

Also, during Fiscal 2001, ended December 31, 2001, $29,700 was paid to J. Rennie Blair and Alicia Nicholson, both directors of the Company for office rent.

During the year ended December 31, 2001 1,300,000 share purchase warrants were exercised for $130,000 and 1,300,000 shares were issued to J. Rennie Blair, the President and a Director of the Company.

During the nine months ended September 30, 2002, $640,526 was included in the notes payable, which was due to directors of the Company for salaries, loans and advances. These amounts are summarized as follows:

1	.	J. Rennie Blair – $389,652
2	.	Alicia Nicholson - $250,874

During the nine months ended September 30, 2002, the Company closed a private placement in the amount of $110,000 which consisted of 1,100,000 units (as described earlier in this document). Alicia Nicholson, the Vice President and a Director of the Company purchased $50,000 of these units.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Trust Agreements
---No Disclosure Necessary---

Shares for Compensation to Shareholders Who Exercised Warrants
---No Disclosure Necessary---

Legal Services
--- No Disclosure Necessary ---

7.C. Interests of Experts and Counsel
--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnote #12 to the audited consolidated financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of D&H Group, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

The unaudited financial statements for the period ending September 30, 2002 have been prepared by the Company and are not audited.

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information
As of 12/31/2001, the authorized capital of the Company was an unlimited number of common shares without par value. As of 12/31/2001, there were 24,501,063 common shares issued and outstanding. As of 9/30/02 there were 26,801,063 common shares issued and outstanding. As of 2/1/03 there were 27,801,063 common shares issued and outstanding.

The Company's common shares began trading on the Alberta Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in Calgary, Alberta, Canada on February 16, 1990. Effective February 16, 1990, under a re-structuring and consolidation of shares the Company’s common shares commenced trading on the Alberta Stock Exchange. The current stock symbol, which the Company began trading under, effective February 18, 1997 is “SUR”. The CUSIP number is 868905-10-0.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 13
TSX Venture Exchange (formerly the Canadian Venture Exchange)
Common Shares Trading Activity

- Sales -
Canadian Dollars

Period	High	Low
Month Ended 01/31/03	$0.18	$0.08
Month Ended 12/31/02	0.10	0.06
Month Ended 11/30/02	No	Trades
Month Ended 10/31/02	0.06	0.05
Month Ended 09/30/02	0.09	0.04
Month Ended 08/31/02	0.10	0.05

Fiscal Year Ended 12/31/2002	$0.14	$0.10
Fiscal Year Ended 12/31/2001	0.13	0.05
Fiscal Year Ended 12/31/2000	0.35	0.05
Fiscal Year Ended 12/31/1999	0.40	0.04
Fiscal Year Ended 12/31/1998	1.00	0.15

Quarter Ended 12/31/02	$0.14	$0.10
Quarter Ended 09/30/02	0.10	0.04
Quarter Ended 06/30/02	0.10	0.05
Quarter Ended 03/31/02	0.10	0.05

Quarter Ended 12/31/01	$0.10	$0.05
Quarter Ended 09/30/01	0.16	0.12
Quarter Ended 06/30/01	0.13	0.08
Quarter Ended 03/31/01	0.15	0.06

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange, which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange, which is Canada’s senior market, and the Montreal Exchange, which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance,

surveillance and marketing expertise. The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group. Representatives of its member firms and the public govern it.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”), which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, de-listings and other enforcement actions. All CDNX notices can be found on the TSE/TSX website at www.tse.com. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations
Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement
Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research
The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s transfer agent, Computershare Trust Company of Canada, located in Vancouver, British Columbia.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Alberta Business Corporations Act (“Act”). Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Alberta Business Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Changing the Company name;
b.	Adding/changing/removing any restriction on the business or businesses that the Company may carry on;
c.	Changing the maximum number of shares that the Company is authorized to issue;
d.	Creating a new class of shares;
e.	Changing the designation of all or any of its shares, and adding/changing/removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;
f.	Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.
g.	Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;
h.	Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;
i.	Authorizing the Directors to change the rights/privileges/restrictions/conditions attached to unissued shares of any series;
j.	Revoking/diminishing/enlarging any authority conferred under (h) and (i);
k.	Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;
l.	Subject to section 45(8), adding/changing/removing any other provision that is permitted by the Alberta Business Corporations Act to be set out in the Articles;
m.	Amending the Articles of Incorporation;
n.	Shareholder approval of an amalgamation agreement;
o.	Continuance of the Company into another jurisdiction;
p.	Disposing of all or substantially all of the Company's assets and liabilities; and
q.	Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants
Table No. 10 lists, as of February 3, 2003 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10
Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase			Date of Share
Effective	Warrants	Warrants	Exercise Price		Purchase
Date of	Originally	Still	First	Second	Warrants
Issuance	Granted	Outstanding	Year	Year

January 7,	1,100,000	1,100,000	$0.10	$0.10	January 7,
2002					2004

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10 .A. Share Capital

10.A.1. Authorized/Issued Capital.
As of 12/31/2001, the authorized capital of the Company was an unlimited number of common shares without par value. As of 12/31/2001, there were 24,501,063 common shares issued and outstanding. As of 9/30/02 there were 26,801,063 common shares issued and outstanding. As of 2/1/03 there were 27,801,063 common shares issued and outstanding.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- Not Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to ITEM #6.E. and Table No. 11. ---

10.A.6. History of Share Capital
During the nine months ended September 30, 2002, the Company completed a private placement financing which consisted of 1,100,000 units. Each unit sold at a price of $0.10 and consisted of one common share and one share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at a price of $0.10 per common share until January 7, 2004.

During the nine months ended September 30, 2002, the Company also issued 1,200,000 common shares to members of its Board of Directors in settlement of debt owed to these individuals. The Directors who received common shares and the amount of shares each one received are:

3	.	J. Rennie Blair, 600,000 common shares
4	.	Alicia Nicholson, 600,000 common shares

During the fiscal year ended December 31, 2001, the Company issued 2,400,000 common shares to members of its Board of Directors in settlement of debt owed to these individuals. The Directors who received common shares and the amount of shares each one received are:

3	.	J. Rennie Blair, 1,200,000 common shares
4	.	Alicia Nicholson, 1,200,000 common shares

Also during the fiscal year ended December 31, 2001, 1,300,000 share purchased warrants, from a previous financing, were exercised by J. Rennie Blair the President and a Director of the Company, at a price of $0.10 per warrant resulting in the issuance of 1,300,000 common shares in the name of J. Rennie Blair.

During the fiscal year ended December 31, 2000, the Company completed a non-brokered private placement, which consisted of 1,666,667 units at a price of $0.15 per unit. The units were issued in settlement of debts owned to related parties in the amount of $150,000 and $100,000 owed to unrelated parties. The related parties and the number of shares issued are:

3	.	J. Rennie Blair – 666,667
4	.	Alicia Nicholson – 333,334

The unrelated parties and the number of shares issued are:

2	.	Dr. Douglas Evans Ltd. 666,666

Each unit associated with this financing consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share for $0.15 until November 16, 2001. All of the share purchase warrants expired unexercised.

Also during the fiscal year ended December 31, 2000, the Company completed a private placement consisting of 1,300,000 units. Each unit sold for $0.10 and consisted of one common share and one share purchase warrant. One share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 until January 10, 2001 and for $0.15 until January 10, 2002. J. Rennie Blair, the President and a Director of the Company purchased all of these units. All of the share purchase warrants were exercised during Fiscal 2001.

During Fiscal 1999 ended December 31, 1999, the Company issued 308,910 shares to officers of the Company for salaries owed to January 31, 1999. The officers who were owed the salaries and the amount of shares issued to each are:

3	.	J. Rennie Blair, President – 180,550 common shares
4	.	Alicia Nicholson, Secretary – 128,360 common shares

During Fiscal 1998 no shares were issued.

During Fiscal 1997 the Company issued 2,592,750 common shares. Of these shares, 2,488,750 common shares were issued pursuant to the exercise of share purchase warrants associated with a previously completed private placement and 104,000 common shares were issued pursuant to the exercise of share purchase options. Net proceeds to the Company from these common share issuances were $1,805,687.

10.A.7. Resolutions/Authorizations/Approvals
--- Not Disclosure Necessary ---

10.B. Memorandum and Articles of Association
There are no restrictions upon the business the Company may carry on in the Articles of Incorporation.

There are no restrictions upon the Director’s right to vote upon any arrangement or contract in which the Director is materially interested; no restrictions upon Directors voting themselves compensation in the absence of a quorum: no restrictions upon borrowing powers exercisable by Directors. There is no retirement age for Directors. There is no number of shares required to be owned to qualify to be a Director.

The Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares out of any or all profits or surplus available.

In the event of a liquidation or winding up of the Corporation, the holders of any preferred shares outstanding will be entitled to receive the Redemption Amount payable in respect to such shares in priority to the holders of Common Shares and the preferred shares shall have no further right to participate in profits or assets and all other distributions.

Each holder of common shares shall have one vote per common share. Large shareholders receive no preferences over other shareholders.

The required actions necessary to change the rights of holders of the stock are not defined in the Articles of Incorporation. Any change in the rights of holders of a particular class of shares is governed by the Business Corporations Act (Alberta) and is an extra-ordinary matter that requires the approval of not less than two-thirds of the votes cast by the shareholders who voted on such in respect of that resolution or signed by all shareholders entitled to vote on that matter. Shareholders, in certain circumstances, will be entitled to dissent rights under the Business Corporations Act (Alberta) for changes to share provisions.

  The conditions governing the manner in which annual meetings and extraordinary general meetings of shareholders are convoked are not defined in the Articles of Incorporation. Under the Business Corporations Act (Alberta), the Company must hold an annual meeting of shareholders within 15 months from the last meeting of shareholders. In addition, holders of not less than 5% of the issued and outstanding shares that are entitled to a vote at a meeting of shareholders may requisition the directors of the Company to call a meeting of shareholders for the purpose stated on the requisition.

There are no limitations on the rights to own securities in the Articles of Incorporation.

There are no provisions in the Articles of Incorporation that would delay, defer or prevent a change of control of the Company.

There are no provisions in the Articles of Incorporation governing the threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

The following is a list of each material contract to which the Company is a party:

1	.	The Company is party to a material agreement with Eastern Corporation as described earlier in this document. The agreement is filed as an exhibit to this document.
2	.	The Company has an employment with J. Rennie Blair, the President

10.D. Exchange Controls
Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $ 50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

Canadian Federal Income Tax Considerations
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for nonresident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company’s auditors for its financial statements for the preceding year was D&H Group, Chartered Accountants, located at 1333 West Broadway, 10th Floor, Vancouver, B.C. CANADA V6H 4C1. D & H Group is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2001/Fiscal 2000 is included with the related financial statements in this Registration Statement with their consent.

Mr. Ian Cooper quoted earlier in the disclosure relating to the Company’s assets located in the Philippines. His qualifications are disclosed in that section and his consent to use this material is included as an exhibit to this document.

10.H. Document on Display
All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- Not Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities --- No Disclosure Necessary ---
12.B. Warrants and Rights --- No Disclosure Necessary ---
12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in footnote 12 to the consolidated financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The auditors’ report of D&H Group, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

Audited Financial Statements

Auditor’s Report dated April 19, 2002

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

Consolidated Balance Sheets at December 31, 2001 and 2000

Consolidated Statements of Loss and Deficit for the Years ended December 31, 2001 and 2000

Consolidated Statements of Cash Flow for the Years ended December 31, 2001 and 2000

Notes to the Consolidated Financial Statements

Unaudited Financial Statements

Consolidated Interim Balance Sheets at September 30, 2002 (unaudited)and December 31, 2001 (audited)

Consolidated Interim Statements of Operations and Deficit for the 9 Month Period Ended September 30, 2002; the 3 Month Period Ended September 30, 2002; the 9 Month Period Ended September 30, 2001; and, the 3 Month Period Ended September 30, 2002

Consolidated Interim Statements of Cash Flows for the 9 Month Period Ended September 30, 2002; the 3 Month Period Ended September 30, 2002; the 9 Month Period Ended September 30, 2001; and, the 3 Month Period Ended September 30, 2001

Notes to the Consolidated Interim Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page
Number
1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation
2.	Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3.	Voting Trust Agreements – NA
4.	Material Contracts – a. Employment Contract with J. Rennie Blair
b. Agreement with Eastern Corporation
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other Documents
a. Notice/Information Circular/Proxy for Meeting held on 6/28/02 (Annual & Special Meeting)
g.1. Consent of Ian Cooper, Author of Technical Report

99.1 CEO Certification/ Accompanying Periodic Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)
99.2 CFO Certification Accompanying Periodic Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Signature Page

Sur American
Gold Corporation
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars, unless otherwise noted)
December 31, 2001 and 2000

AUDITORS’ REPORT

To the Shareholders of
Sur American Gold Corporation

We have audited the consolidated balance sheets of Sur American Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders’ equity as at December 31, 2001 and 2000 and results of operations for the years then ended to the extent summarized in Note 12 to the consolidated financial statements.

Vancouver, B.C.	“D&H Group”
April 19, 2002	Chartered Accountants

D&H Group
A Partnership of Corporations
A Member of BHD Association with affiliated offices across Canada and Internationally
10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 19, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, B.C.	“D&H Group”
April 19, 2002	Chartered Accountants

D&H Group
A Partnership of Corporations
A Member of BHD Association with affiliated offices across Canada and Internationally
10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

Sur American Gold Corporation
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

	2001	2000

ASSETS
CURRENT ASSETS
Cash	$36,948	$4,864
Accounts receivable and advances	11,771	8,543
Prepaid expenses	15,738	48,447

	64,457	61,854

RESOURCE INTERESTS (Note 3)	99,233	2,040,656

CAPITAL ASSETS (Note 4)	40,908	53,918

	$204,598	$2,156,428

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$642,099	$641,107
Loan payable (Note 5)	250,000	250,000

	892,099	891,107

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	6,343,394	5,973,394

SHARES SUBSCRIBED	110,000	-

RETAINED EARNINGS (DEFICIT)	(7,140,895)	(4,708,073)

	(687,501)	1,265,321

	$204,598	$2,156,428

Going concern and nature of operations (Note 1)

See accompanying summary of accounting policies and notes to consolidated financial statements

Approved by the Board “J. Rennie Blair”   Director “Alicia Nicholson”   Director

Sur American Gold Corporation
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian dollars, unless otherwise noted)
Years ended December 31, 2001 and 2000

	2001	2000

EXPENSES
Bank charges and interest	$1,376	$3,820
Depreciation and amortization	13,194	25,925
Foreign exchange (gain) loss	2,036	(14,272)
General exploration	109,434	132,042
Interest on loan	36,895	34,542
Legal and professional	13,217	42,907
Office and miscellaneous	14,551	30,601
Regulatory and shareholder costs	29,051	33,914
Rent	38,052	42,184
Salaries and benefits	132,000	132,000
Telephone and fax	3,173	6,493
Travel and accommodations	4,697	12,047

INCOME (LOSS) BEFORE OTHER ITEMS	(397,676)	(482,203)

OTHER ITEMS
Interest income	426	603
Impairment of resource interests (Note 3)	(2,028,941)	(1,856,381)
Loss on disposal of capital assets	(6,631)	(195,540)

	(2,035,146)	(2,051,318)

NET INCOME (LOSS) FOR THE YEAR	(2,432,822)	(2,533,521)

RETAINED EARNINGS (DEFICIT), beginning of year	(4,708,073)	(2,174,552)

RETAINED EARNINGS (DEFICIT), end of year	$(7,140,895)	$(4,708,073)

EARNINGS (LOSS) PER SHARE, basic	$(0.10)	$(0.12)

See accompanying summary of accounting policies and notes to consolidated financial statements

Sur American Gold Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in Canadian dollars, unless otherwise noted)
Years ended December 31, 2001 and 2000

	2001	2000

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the year	$(2,432,822)	$(2,533,521)
Adjustments to reconcile net cash provided
by operating activities
Depreciation and amortization	13,194	25,925
Impairment of resource interests	2,028,941	1,856,381
Loss on disposal of capital assets	6,631	195,540
Decrease (increase) in
Accounts receivable and advances	(3,228)	(56)
Prepaid expenses	32,709	(5,809)
Increase (decrease) in
Accounts payable and accrued liabilities	240,991	263,425

	(113,584)	(198,115)

CASH FLOW FROM INVESTING ACTIVITIES
Expenditures on resource interests	(99,233)	(63,163)
Purchase of capital assets	(907)	(3,095)
Proceeds from disposal of capital assets	5,808	133,083

	(94,332)	66,825

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from share issuance	130,000	130,000
Share subscription received	110,000	-

	240,000	130,000

INCREASE (DECREASE) IN CASH DURING THE YEAR	32,084	(1,290)

CASH, beginning of year	4,864	6,154

CASH, end of year	$36,948	$4,864

See Note 11.

See accompanying summary of accounting policies and notes to consolidated financial statements

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

1.

GOING CONCERN AND NATURE OF OPERATIONS

The Company is incorporated under the laws of the Province of Alberta. Its principal business activity is the exploration and development of resource interests. The Company’s focus is in North America, though the Company continues to hold mineral interests in Colombia pending improvements in the environment in that country.

As at December 31, 2001 the Company had a working capital deficiency of $ 827,642 (2000 - $ 829,253), and a deficit of $ 7,140,895 (2000 - $ 4,708,073). The Company will require additional financing for ongoing general and administrative expenditures.

The Company’s ability to continue in operation is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements are prepared on a going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Company is in the process of exploring its resource interests and has not yet determined whether its resource interests contain ore or petroleum reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for resource interests are entirely dependent upon the existence of economically recoverable ore or petroleum reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of resource interests, and on future profitable production or proceeds from the disposition of the resource interests.

2.

ACCOUNTING POLICIES

Basis of presentation
 These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which necessarily involves the use of estimates. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below.

Significant differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) are disclosed in Note 12.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Exploradora La Esperanza S.A. (“Exploradora”).

Resource interests

Mineral
The Company is in the process of exploring its mineral interests. As yet, it has not determined if the interests contain ore resources that are economically recoverable. The recoverability of the amounts shown for the mineral interests and deferred costs is dependent upon the existence of economically recoverable resources, future profitable production and the ability of the Company to obtain the financing necessary to complete the development.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

2.

ACCOUNTING POLICIES - continued

Exploration, development and administration costs relating to mineral interests are deferred until the interest to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the interest is sold or abandoned. General administration costs are expensed as incurred.

The Company also accounts for foreign value added taxes paid as part of mineral interest and deferred costs. The recovery of these taxes commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral interest and deferred costs.

Oil and gas
 The Company follows the full cost method of accounting for oil and gas interests in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas interests are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities. General and administrative costs are expensed in the period in which they are incurred.

When the value of the interest is considered to be impaired, the amount of the impairment is added to depletion. The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proven reserve (based on prices and costs at the balance sheet date).

Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their estimated useful lives of five to ten years.

Share option plan
The Company has a stock option plan as described in Note 6. No compensation expense is recognized for this plan when stock options or shares are issued under this plan. Consideration received on exercise of stock options is credited to share capital.

Earnings (loss) per share
Earnings (loss) per share is determined using the weighted-average number of shares outstanding during the year, which amounted to 23,382,433 (2000 – 20,484,396) shares. Diluted earnings (loss) per share has not been presented as the effect of shares issuable upon the exercise of stock options would be anti-dilutive.

Foreign currency translation
Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange on the balance sheet date and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for depreciation and amortization, which are translated at historical rates. Gains and losses on translation are included in income.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

2.

ACCOUNTING POLICIES - continued

Income taxes
Income taxes are recorded on a tax allocation basis. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statements carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

3.	RESOURCE INTERESTS	2001	2000

	Mineral interests	$-	$392,302
	Deferred mineral exploration	99,233	3,245,118
	Oil and gas interests	-	259,617

		99,233	3,897,037
	Less: Impairment of resource interests	-	1,856,381

		$99,233	$2,040,656

During the year the Company determined that the capitalized costs relating to its Colombian mineral interests and its oil and gas interests were impaired on the basis that further exploration of the interests in the near future is unlikely and sufficient funds to finance such exploration work is not readily available. Accordingly, $ 2,028,941 of capitalized costs were charged to earnings.

Also during the year the Company acquired, by staking vacant ground, a number of mineral interests in the United States. Exploration costs of $ 99,233 have been capitalized during 2001 in respect of these mineral interests. No option payments or retained Net Smelter Royalties are payable in respect of these interests as they are held by annual payments to an agency of the United States government. The Company estimates its annual payments at present to be approximately $ 6,000 in total.

4.	CAPITAL ASSETS	2001			2000

			Accumulated
		Cost	amortization	Net	Net

	Office furniture and
	equipment	$95,908	$55,000	$40,908	$50,781
	Mobile equipment	-	-	-	3,137

		$95,908	$55,000	$40,908	$53,918

5.	LOAN PAYABLE Due on demand, unsecured and bearing interest at 10% (2000 – 14%) per annum.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

6.	SHARE CAPITAL Authorized Unlimited number of common shares without par value

	2001		2000

	Shares	$	Shares	$

Issued
Balance, beginning of year	20,801,063	$5,973,394	17,834,396	$5,593,394

Common shares issued:
On settlement of debts	2,400,000	240,000	1,666,667	250,000
On exercise of warrants	1,300,000	130,000	-	-
For cash	-	-	1,300,000	130,000

	24,501,063	$6,343,394	20,801,063	$5,973,394

(a)	During the year ended December 31, 2001 the Company settled debts of $ 240,000 owed to directors of the Company by issuing 2,400,000 shares.

(b)	During the year ended December 31, 2001, 1,300,000 share purchase warrants were exercised for $ 130,000 and 1,300,000 shares were issued to a director of the Company.

(c)
During the year ended December 31, 2000 the Company completed a non-brokered private placement of 1,666,667 units at $ 0.15 per unit. The units were issued in settlement of debts of $150,000 owed to related parties and $ 100,000 owed to unrelated parties. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase an additional common share for a period of two years, at $ 0.15 per share in the first year and $ 0.20 per share in the second year. As at December 31, 2001 all of the share purchase warrants remained unexercised.

(d)
During the year ended December 31, 2000 the Company also completed a private placement of 1,300,000 units at $ 0.10 per unit for total proceeds of $ 130,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant entitles the holder thereof to purchase one additional common share at a price of $ 0.10 in the first year and $ 0.15 in the second year. All the units were acquired by an existing shareholder and director of the Company. All of the share purchase warrants were exercised in 2001.

(e)
At December 31, 2001 the Company had received $ 110,000 in subscriptions on a private placement basis. On closing, the Company intends to issue 1,100,000 units at $ 0.10 per share. Each unit will consist of one share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share for $ 0.10 per share for two years. A director of the Company has subscribed for $ 50,000.

(f)
The Company has an incentive stock option plan (the “Plan”). Under the Plan a total of 10% of the Company’s common shares outstanding, from time to time, are reserved for the issuance of stock options to directors, officers, employees or consultants. The terms of the option and the option price shall be fixed by the directors subject to price restrictions imposed by the TSX Venture Exchange (formerly the Canadian Venture Exchange). Stock options granted may be for a maximum term of five years and vest on the grant date.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

6.	SHARE CAPITAL - continued

A summary of the Company’s outstanding stock options at December 31, 2001 and the changes for the year are presented below:

				Expired/
	Outstanding	Granted	Exercised	cancelled	Outstanding	Fiscal
Price per	at beginning	during	during	during	at end of	year of
Share	of fiscal year	fiscal year	fiscal year	fiscal year	fiscal year	expiry

$0.25	350,000	-	-	-	350,000	2004
$0.50	1,310,160	-	-	1,035,160	275,000	2002
$1.80	100,000	-	-	–	100,000	2002

	1,760,160	–	–	1,035,160	725,000

7.

INCOME TAXES

As at December 31, 2001, the Company has approximately $ 1,600,000 of non-capital losses available to offset future taxable income in Canada which expire between 2003 and 2008. The carryforward benefits of these losses have not been recognized in the consolidated financial statements as there is no reasonable assurance such benefit will be realized.

8.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, accounts receivable and advances, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximate their carrying value.

9.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities is $ 547,113 (2000 - $ 569,935) payable to directors of the Company for salaries, loans and advances.

During the year, gross rent of $ 29,700 (2000 - $ 41,156) was paid to directors of the Company.

See Note 6.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

10.	SEGMENTED INFORMATION The Company explores and develops mineral and oil and gas properties in Canada, the United States and Colombia.

	2001

	Canada	United States	Colombia	Consolidated

Current assets	$52,354	$-	$12,103	$64,457
Capital assets	21,326	-	19,582	40,908
Resource interests	-	99,233	-	99,233

	$73,680	$99,233	$31,685	$204,598

	2000

	Canada	United States	Colombia	Consolidated

Current assets	$53,115	$-	$8,739	$61,854
Capital assets	30,434	-	23,484	53,918
Resource interests	-	259,617	1,781,039	2,040,656

	$83,549	$259,617	$1,813,262	$2,156,428

11.	SUPPLEMENTAL CASH FLOW INFORMATION The Company has conducted non-cash and financing activities as follows:

	2001	2000

Financing activities
Debts settled for shares	$(240,000)	$(250,000)

Shares issued to settle debts	240,000	250,000

	$-	$-

	2001	2000

The Company has paid interest as follows:

Interest	$-	$22,743

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP. Material differences between Canadian and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	2001	2000

Consolidated statements of loss and deficit
Net income (loss) for the year
Canadian GAAP	$(2,432,822)	$(2,533,521)
Impairment of mineral interests (i)	2,028,941	1,856,381
Expenditures on mineral interests (i)	(99,233)	(63,163)
Stock option plan (ii)	-	(2,272)
Other compensation expense (i)	(63,000)	(39,000)

U.S. GAAP	$(566,114)	$(781,575)

Earnings (loss) per share, basic
and diluted – U.S. GAAP	$(0.02)	$(0.04)

Consolidated balance sheets
Assets
Canadian GAAP	$204,598	$2,156,428
Mineral interests (i)	(99,233)	(1,781,039)

U.S. GAAP	$105,365	$375,389

Liabilities
Canadian GAAP	$892,099	$891,107

U.S. GAAP	$892,099	$891,107

Shareholders’ equity
Canadian GAAP	$(687,501)	$1,265,321
Mineral interests (i)	(99,233)	(1,781,039)

U.S. GAAP	$(786,734)	$(515,718)

(i)

Mineral interests

Under Canadian GAAP costs incurred to acquire, explore and develop a mineral interest are capitalized. These capitalized costs are periodically assessed for impairment and an impairment change is recognized in the accounts upon abandonment, upon failure to detect economically recoverable mineralization or when exploration activities are not anticipated to occur or to continue in the foreseeable future. Under U.S. GAAP acquisition and exploration costs are expensed as incurred. Development costs are expensed as incurred until economically recoverable mineral reserves are considered to be proven. The Company has no proven mineral reserves attributed to its mineral interests.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(ii)

Stock option plan for employees and directors

The Company has a stock option plan which reserves common shares for issuance to employees and directors. Under Canadian GAAP, such stock options are not recognized for accounting purposes. Under U.S. GAAP the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock Based Compensation” for stock options granted to employees and directors. Accordingly, no compensation costs have been recognized for the Company’s stock option plan. Had compensation cost for the stock option plan been determined based on the fair value at the grant date for awards during the periods ended December 31, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

	2001	2000
	$	$

Net income (loss) – as reported under U.S. GAAP	$(566,114)	$(781,575)

Net income (loss) – proforma	$(566,114)	$(795,204)

Earnings (loss) per share – as reported under U.S.
GAAP	$(0.02)	$(0.04)

Earnings (loss) per share – proforma	$(0.02)	$(0.04)

The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black – Scholes Option Pricing Model with the following assumptions used for grants during the years ended December 31, 2001 and 2000:

	2001	2000

Risk-free interest rate	-	6.68%
Expected volatility	-	105%
Expected lives	-	5 years

(iii)

Stock options granted to consultants and non-employees

The Company grants stock options which reserve common shares for issuance to consultants and other non-employees. Under Canadian GAAP, such stock options are not recognized for accounting purposes. Under U.S. GAAP the Company has adopted the provisions of SFAS No. 123 for stock options granted to consultants and non-employees. Accordingly, the Company has recognized stock based compensation for these stock option grants using the fair value method.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the years ended December 31, 2001 and 2000:

	2001	2000

Risk-free interest rate	-	6.68%
Expected volatility	-	105%
Expected lives	-	5 years

(iv)

Private placements of common stock

The Company conducts the majority of its equity financing pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company’s common stock is listed, the Company may provide a discount off the market price of the Company’s common stock. U.S. GAAP requires the recognition of the market value of the Company’s common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financing conducted with officers and directors of the Company and a charge to shareholders’ equity, as a capital distribution, for the discount relating to the remaining portion of the equity financing.

(v)

Deferred income taxes

Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless it is more likely than not that the benefit will be realized. U.S. GAAP provides similar treatment, but requires that the benefit be recognized and offset by a valuation allowance.

As at December 31, 2001 the Company has fully reserved the $ 634,000 potential income tax benefit of non-capital loss carryforwards, by a valuation allowance of the same amount, because realization of the potential income tax benefits does not appear to be likely.

(b)	The Company’s consolidated statements of cash flow comply with U.S. GAAP.

(c)	New Technical Pronouncements

(i)
In June 2001, the Financial Accounting Standards Board (“FASB”), issued SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 142 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

(ii)
In August 2001, FASB issued SFAS 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise noted)
December 31, 2001 and 2000

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(iii)
In June 2002, FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

(iv)

For fiscal years beginning on or after January 1, 2002 new section 3870 “Stock-Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ handbook (“Section 3870”) become effective.

Section 3870 recommends the fair value method be used to account for stock-based compensation granted to consultants and non-employees and also recommends pro-forma disclosure of the impact of fair value accounting for stock-based compensation granted to employees and directors. The Company anticipates that adoption of Section 3870 will eliminate the differences between Canadian and U.S. GAAP discussed in Notes 12(a)(ii), (iii) and (iv) for fiscal years beginning on and after January 1, 2002. Section 3870 is not adopted retroactively under Canadian GAAP, therefore reconciliation of the difference between Canadian and U.S. GAAP for the years ended December 31, 2001 and previous will continue to be provided as appropriate.

NOTES TO US READERS

These consolidated interim financial statements have been prepared by management according to Canadian GAAP. For US GAAP reconciliation please refer to the audited consolidated financial statements for the years ended December 31, 2001 and 2000.

CONSOLIDATED INTERIM BALANCE SHEETS

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	---x--- Schedule A

------- Schedule B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	Sur American Gold Corporation

ISSUER ADDRESS	P.O. Box 16023, 1199 Lynn Valley Rd,
North Vancouver, B.C. V7J 3H2

ISSUER TELEPHONE NUMBER	(604) 904-8956

ISSUER FAX NUMBER	(604) 904-8957

CONTACT PERSON	J. Rennie Blair

CONTACT ‘S POSITION	Director

CONTACT’S TELEPHONE NUMBER	(604) 904-8956

CONTACT’S E-MAIL ADDRESS	suramerican@telus.net

WEB SITE ADDRESS	www.surgold.com

FOR QUARTER ENDED	September 30, 2002

DATE OF REPORT	November 28 , 2002

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS . A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. RENNIE BLAIR	“Rennie Blair”	02/11/28

NAME OF DIRECTOR	SIGN ( TYPED)	DATE SIGNED (YY/MM/DD)

ALICIA NICHOLSON	“Alicia Nicholson”	02/11/28

NAME OF DIRECTOR	SIGN ( TYPED)	DATE SIGNED (YY/MM/DD)

( Signatures for this Form Should Be Entered in TYPED Form )

Sur American Gold Corporation

Consolidated Interim Balance Sheets

	Sept 30	December
	2002	2001
	(Unaudited)	(Audited)

Assets

Current assets

Cash and cash equivalents	$4,081	$36,948

Accounts receivable and advances	19,199	11,771

Prepaid expenses	5,844	15,738

	29,124	64,457

Resource Interests	209,940	99,233

Capital assets	33,376	40,908

	272,440	204,598

Liabilities

Current liabilities

Accounts payable and accrued liabilities ( Note 6)	59,652	642,099

Loan payable	0	250,000

	59,652	892,099

Long term liabilities

Notes payable ( Note 7)	992,340	0

	1,051,992	892,099

Shareholders’Equity

Share Capital ( Note 5)	6,573,394	6,343,394

Contributed Surplus	5,539	0

Shares Subscribed	0	110,000

Retained Earnings (Deficit)	(7,358,485)	(7,140,895)

	(779,552)	(687,501)

	272,440	204,598

APPROVED BY THE BOARD

“J. Rennie Blair” , Director	“Alicia Nicholson” , Director

Sur American Gold Corporation

Consolidated Interim Statements of Operations and Deficit

	9 Month Period	3 Month Period	9 Month Period	3 Month Period
	Ended	Ended	Ended	Ended
	Sept 30, 2002	Sept 30, 2002	Sept 30, 2001	Sept 30, 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue

Interest	$(43)	$(8)	$(349)	$(108)

Administration

Bank charges and interest	387	51	1,103	442

Depreciation and amortization	7,531	2,510	8,300	2,510

Foreign exchange	(593)	(448	1,635	0

Interest on loans	25,561	8,821	32,535	10,889

Investor relations	6,230	6,230	6,302	6,000

Legal and professional	11,174	5,424	17,711	2,064

Loss on disposal of capital assets	0	0	6,631	0

Office and miscellaneous	9,495	2,225	6,696	2,130

Regulatory registration and filing fees	5,973	600	4,263	1,200

Rent	22,500	7,500	23,350	7,500

Salaries and other compensation	104,539	38,539	99,000	33,000

Shareholders costs	11,367	61	9,423	2,246

Telephone and fax	2,510	796	2,599	629

Transfer agent	4,194	371	8,325	5,844

Travel and accommodation	6,765	1,760	3,745	2,555

	217,633	74,440	231,618	77,009

Loss for period	217,590	74,432	231,269	76,901

Deficit, beginning period	7,140,895	7,284,053	4,708,073	4,862,441

Deficit, end of period	$7,358,485	$7,358,485	$4,939,342	$4,939,342

Loss per share	$0.01	$0.00	$0.01	$0.00

Sur American Gold Corporation

Consolidated Interim Statements of Cash Flows

	9 Month Period	3 Month Period	9 Month Period	3 Month Period
	Ended	Ended	Ended	Ended
	Sept 30, 2002	Sept 30, 2002	Sept 30, 2001	Sept 30, 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used in) operating
activities

Operations

Loss for period	$217,590	$74,432	$231,269	$76,901

Items not affecting cash

Depreciation and amortization	7,531	2,510	8,300	2,510

Loss on disposal of capital assets	0	0	6,631	0

Stock-based compensation	5,539	5,539	0	0

	(204,520)	(66,383)	(216,338)	(74,391)

Net change in non-cash working capital

Accounts receivable	(7,428)	(241)	3,121	(873)

Prepaid expenses	9,894	977	(535)	0

Accounts payable and accrued liabilities	159,894	92,830	(36,728)	(4,835)

	162,360	93,566	(34,142)	(5,708)

Cash flows from investing activities

Resource properties	(110,707)	(33,000)	(113,925)	(43,739)

Purchase of capital assets	0	0	(907)	0

Proceeds from disposal of capital assets	0	0	5,808	0

	(110,707)	(33,000)	(109,024)	(43,739)

Cash flows from financing activities

Issuance of common shares	120,000	0	370,000	120,000

	120,000	0	370,000	120,000

Increase in cash and cash equivalents	(32,867)	(5,817)	10,496	(3,838)

Cash and cash equivalents, beginning of
period	36,948	9,898	4,864	19,198

Cash and cash equivalents, end of period	$4,081	$4,081	$15,360	$15,360

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

1.

GOING CONCERN AND NATURE OF OPERATIONS

Sur American Gold Corporation (the “Company”) is incorporated under the laws of the Province of Alberta. Its principal business activity is the exploration and development of resource interests. The Company’s focus is in North America and the Company retains its mineral interests in Colombia pending improvements in the environment in that country.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which necessarily involves the use of estimates. The consolidated interim financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements except as disclosed in Note 3.

3.

CHANGE IN ACCOUNTING POLICY

On January 1, 2002 the Company adopted the provisions of new Section 3870 “Stock-Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounting for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002.

As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 4. As permitted by Section 3870, the additional disclosure for the 2002 fiscal year will not be presented on a comparative basis.

4.

STOCK-BASED COMPENSATION

During the period the Company issued 1,750,000 stock options to employees, directors and consultants. The options are exercisable at $ 0.10 per share and have a 5-year term to expiry.

For stock-based compensation granted to consultants and other non-employees, Section 3870 requires the application of the fair value method of accounting. As a result, the Company has recognized compensation expense of $ 5,539 for stock options granted to consultants during the period.

As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company’s stock options granted to employees and directors been accounting for under the fair value method, the Company’s net loss and loss per share would have increased as follows:

	3 Month Period Ended	9 Month Period Ended
	Sept 30, 2002	Sept 30, 2002

Loss - as reported	$74,432	$217,590

Loss - pro-forma	$165,830	$308,988

Loss per share - as reported	$0.00	$0.01

Loss per share - pro-forma	$0.00	$0.01

Sur American Gold Corporation
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant made during the period:

Risk-free interest rate	4.13%

Estimated volatility	134%

Expected life	5 years

The average fair value of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $ 0.06.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

5.	SHARE CAPITAL Authorized Unlimited number of common shares without par value

	Sept 30, 2002		December 31, 2001

	Shares	Amount	Shares	Amount

Issued
Balance, beginning of year	24,501,063	$6,343,394	20,801,063	$5,973,394
Shares Issued for
Exercise of warrants			1,300,000	130,000
Private placement	1,100,000	110,000
Settlement of Debt	1,200,000	120,000	2,400,000	240,000

	26,801,063	$6,573,394	24,501,063	$6,343,394

(a)
During the nine months ended September 30, 2002, the Company completed a private placement of 1,100,000 units at $ 0.10 per unit for total proceeds of $ 110,000. Each unit consist of one common share and one share purchase warrant. One share purchase warrant entitles the holder thereof to purchase one additional common share at a price of $ 0.10 per share for a period of two years. A director of the Company subscribed for $ 50,000.

(b)	During the period ended September 30, 2002 the Company issued 1,200,000 shares to directors in settlement of $ 120,000 of debt.

6.

RELATED PARTY TRANSACTIONS

As at September 30, 2002, Included in notes payable is $ 640,526 payable to directors of the Company for salaries, loans and advances. During the period ended June 30,2002 $561,572 was included in accounts payable and accrued liabilities. See also Note 5(b)

7.	NOTES PAYABLE

(a)
As at September 30, 2002, certain of the Company ‘s creditors, including some related parties, agreed to have their balances become due after January 1, 2004 as a result these balances have been reclassified as notes payable as at September 30, 2002 ( See also Note 6 ).

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	------- Schedule A

---x--- Schedule B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	Sur American Gold Corporation

ISSUER ADDRESS	P.O. Box 16023, 1199 Lynn Valley Rd,
North Vancouver, B.C. V7J 3H2

ISSUER TELEPHONE NUMBER	(604) 904-8956

ISSUER FAX NUMBER	(604) 904-8957

CONTACT PERSON	J. Rennie Blair

CONTACT ‘S POSITION	Director

CONTACT’S TELEPHONE NUMBER	(604) 904-8956

CONTACT’S E-MAIL ADDRESS	suramerican@telus.net

WEB SITE ADDRESS	www.surgold.com

FOR QUARTER ENDED	September 30, 2002

DATE OF REPORT	November 28 , 2002

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS . A COPY OF THIS REPORT W ILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. RENNIE BLAIR	“Rennie Blair”	02/11/28

NAME OF DIRECTOR	SIGN ( TYPED)	DATE SIGNED (YY/MM/DD)

ALICIA NICHOLSON	“Alicia Nicholson”	02/11/28

NAME OF DIRECTOR	SIGN ( TYPED)	DATE SIGNED (YY/MM/DD)

( Signatures for this Form Should Be Entered in TYPED Form )

BC FORM 51-901F
SCHEDULE B

SUR AMERICAN GOLD CORPORATION
QUARTERLY REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

1.(a) GENERAL AND ADMINISTRATIVE

Nine Months ended Sept 30, 2002

Bank charges and interest	$387

Depreciation and amortization

7,531

Foreign exchange

(593)

Interest on loans

25,561

Investor relations

6,230

Legal & professional

11,174

Office and miscellaneous

9,495

Regulatory registration and filing fees

5,973

Rent

22,500

Salaries and other compensation

104,539

Shareholders costs

11,367

Telephone and fax

2,510

Transfer agent

4,194

Travel and accommodation

6,765

$217,633

b) DEFERRED MINERAL EXPLORATION

Nine Months ended
Sept 30, 2002

Deferred Mineral Exploration during the period

Assessments	$11,287

Field equipment	368

Personnel permanent	99,000

Transportation	52

$110,707

Deferred mineral exploration for the period, represent the costs incurred by the Company in the acquisition of rare metals projects in USA

All the USA projects were acquired by staking vacant ground controlled by the USA Bureau of Land Management(BLM). No option payments or retained Net Smelter Royalties are payable to any person or parties. Each of the claims can be renewed annually by payments to the BLM.

BC FORM 51-901F
SCHEDULE B

SUR AMERICAN GOLD CORPORATION
QUARTERLY REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

2.	RELATED PARTY TRANSACTIONS

(a)
During the period ended September 30,2002, included in notes payable is $ 640,526 payable to directors of the Company for salaries, loans and advances. During the period ended June 30,2002 $ 561,572 was included in accounts payable and accrued liabilities.

3.(a) SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Date	Type of	Type of		Price	Total	Type of	Commission
of Issue	Security	Issue	Number	Cdn $	Proceeds $	Consideration

		Private
May 5/02	Common	Placement	1,100,000	$0.10	$110,000	Cash	N/A

		Shares for
May 17/02	Common	debt	1,200,000	$0.10	N/A	Shares	N/A

3.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Date	Number	Name of Optionee	Exercise Price	Expiry Date

May 9/02	700,000	J.Rennie Blair	$ 0.10	May 9/07

May 9/02	700,000	Alicia Nicholson	$ 0.10	May 9/07

May 9/02	125,000	Morris Beattie	$ 0.10	May 9/07

May 9/02	125,000	Jerry Blackwell	$ 0.10	May 9/07

May 9/02	100,000	Consultants	$ 0.10	May 9/07

4.(a,b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

Class	Par Value	Authorized Number	Number Issued	Amount

Common	NPV	Unlimited	26,801,063	$ 6,573,394

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002

Security	Number	Exercise Price	Expiry Date

Options	1,750,000	$ 0.10	May 9,2007

Options	350,000	$ 0.25	September 7,2004

Options	100,000	$ 1.80	October 1, 2002

Warrants	1,100,000	$ 0.10	January 4, 2004

During the period ending September 30, 2002, 275,000 stock options expired, unexercised

BC FORM 51-901F
SCHEDULE B

SUR AMERICAN GOLD CORPORATION
QUARTERLY REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30,2002

4.(d)	SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002 There were no shares held in escrow or subject to pooling as at September 30, 2002.

5.	LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 28, 2002

Directors:
J. Rennie Blair
Alicia Nicholson
Jerry Blackwell
Morris Beattie

Officers:
J. Rennie Blair, President and CEO
Alicia Nicholson, Corporate Secretary

BC FORM 51-901F
SCHEDULE C

SUR AMERICAN GOLD CORPORATION
QUARTERLY REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

Sur American Gold Corporation (the “Company”) is engaged in the exploration of precious and rare metals in the USA and South America. All the Company’s active exploration activities are focused in the southwest of the USA. The Company is in the process of acquiring a suite of Gold Properties in the Philippines .

News releases were issued detailing the acquisitions.

OPERATIONS

During the period ended September 30, 2002 the Company recorded a loss of $ 217,590 compared with a loss of $231,269 for the comparable 2001 period.

As at September 30,2002, certain of the Company’s creditors, including some related parties, agreed to have their balances become due after January 1,2004, as a result these balances have been reclassified as notes payable as at September 30,2002 and are presented as non-current liabilities in the September 30,2002 consolidated interim financial statements.

The Company also envisages that in the immediate future it will pursue the acquisition of the Gold Projects in the Philippines.

The Company has started the process of filing a 20 F registration in the U.S.A.

LIQUIDITY AND CAPITAL RESOURCES

During the period ending September 30, 2002, The Company received approval for the $110,000 non brokered private placement in order to finance its general and administrative costs as well as exploration costs, and as of September 30, 2002 the shares have been issued.

The Company continues to meet its commitments but in order to maintain operations the Company will need to raise additional funds. These funds may come from equity financing or from sales of its interests in these properties, although there is no assurance continued funding will be available.

INVESTOR RELATIONS ACTIVITIES

During the period ended September 30, 2002 , the Company spent $6,230 in investment relations mainly by Company staff communicating to shareholders and other investors. It also engaged Cheetah Capital Corporation, for a period of one year as its investor relations consultant to assist the Company in its Market development activities, and it granted 50,000 stock options which will have an exercise price of $ 0.10 per option.

RELATED PARTY TRANSACTIONS

Related party transactions are as outlined in Schedule B.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sur American Gold Corporation.
Registrant

Dated: February 25, 2003	By: /s/ J. Rennie Blair, President